Exhibit 2.1
ANNEX A: ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT

by and between

CIPHERGEN BIOSYSTEMS, INC.

as “SELLER,”

and

BIO-RAD LABORATORIES, INC.

as “BUYER”

Dated: August 14, 2006

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement, dated as of August 14, 2006 (the “Agreement”) is entered into by and between BIO-RAD LABORATORIES, INC., a Delaware corporation, with offices at 1000 Alfred Nobel Drive, Hercules, California 94547 (“Buyer”), and CIPHERGEN BIOSYSTEMS, INC., a Delaware corporation, with offices at 6611 Dumbarton Circle, Fremont, California 94555 (“Seller”).

RECITALS

A. WHEREAS, Seller owns certain assets which it uses in the conduct of the Business (as defined below); and

B. WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, such assets upon the terms and subject to the conditions of this Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the respective covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1  Defined Terms.   As used herein, the terms below shall have the following meanings. Any of such terms, unless the context otherwise requires, may be used in the singular or plural, depending upon the reference.

“Action” shall mean any action, claim, suit, litigation, proceeding, labor dispute, arbitral action, governmental audit, inquiry, criminal prosecution, investigation or unfair labor practice charge or complaint.

“affiliate” shall have the meaning set forth in the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Ancillary Agreements” shall mean the Indemnification Escrow Agreement, Sublease Agreement, Cross License Agreement, Transition Services Agreement, Stock Purchase Agreement and Manufacture and Supply Agreement, substantially in the forms attached hereto as Exhibits I, J, K, L, M and N respectively.

“Assets” shall mean all of Seller’s right, title and interest in and to the properties, assets and rights owned by Seller, whether tangible, intangible, real or personal, which represent all of the properties, assets and rights used or held for use in connection with the Business or generated in the conduct or operation of the Business, including without limitation:

(a) all Contract Rights;

(b) all Leases;

(c) all Leasehold Estates;

(d) all Leasehold Improvements;

(e) all Fixtures and Equipment;

(f) all Inventory;

(g) all Books and Records;

(h) all Proprietary Rights relating to the Business;

(i) to the extent transferable, all Permits;

(j) all computers and software principally used in connection with the Business;

(k) all Insurance Policies, to the extent assignable;

(l) all accounts and notes receivable (whether current or noncurrent), refunds, deposits, prepayments or prepaid expenses (including without limitation any prepaid insurance premiums) of Seller relating to the Business;

(m) all available supplies, sales literature, promotional literature, customer, supplier and distributor lists, art work, display units, telephone and fax numbers and purchasing records related to the Business;

(n) all rights under or pursuant to all warranties, representations and guarantees made by suppliers in connection with the Assets or services furnished to Seller pertaining to the Business or affecting the Assets, to the extent such warranties, representations and guarantees are assignable; and

(o) all claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind, against any person or entity pertaining to the Business, including without limitation any liens, security interests, pledges or other rights to payment or to enforce payment in connection with products delivered by Seller on or prior to the Closing Date;

but excluding therefrom the Excluded Assets.

“Balance Sheet” shall mean the consolidated balance sheet of Seller at the date indicated thereon, together with the notes thereon.

“Books and Records” shall mean (a) all records and lists of Seller pertaining to the Assets or the Business, (b) all records and lists pertaining to the Business, including customers, suppliers or personnel of Seller, (c) all product, business and marketing plans of Seller pertaining to the Assets or the Business and (d) all books, ledgers, files, reports, plans, drawings and operating records of every kind maintained by Seller relating to the Assets or the Business, but excluding in each case the originals of Seller’s minute books, stock books and tax returns.

“Business” shall mean the Seller’s business commonly referred to as its “tools” business, which is comprised of the development, manufacture and sale of ProteinChip systems, arrays, readers, software and related accessories and services.

“Closing Date” shall mean the date that is two (2) business days following the satisfaction or waiver of the conditions to closing of the parties set forth in Articles VII and VIII hereof, or such other date as Buyer and Seller shall mutually agree upon.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement dated as of the date hereof by and between Seller and Buyer.

“Contract” shall mean any agreement, contract, note, loan, evidence of indebtedness, purchase, order, letter of credit, indenture, security or pledge agreement, franchise agreement, undertaking, practice, covenant not to compete, employment agreement, license, instrument, obligation or commitment to which Seller is a party or is bound and which relates to the Business or the Assets, whether oral or written, but excluding all Leases.

“Contract Rights” shall mean all of Seller’s rights and obligations under the Contracts listed on Schedule 4.7 and under any Contracts not so listed which Buyer and Seller agree in writing that Buyer shall accept and assume.

“Copyrights” shall mean registered copyrights, copyright applications and unregistered copyrights.

“Court Order” shall mean any judgment, decision, consent decree, injunction, ruling or order of any federal, state or local court or governmental agency, department or authority that is binding on any person or its property under applicable law.

“Default” shall mean (a) a breach of or default under any Contract or Lease, (b) the occurrence of an event that with the passage of time or the giving of notice or both would constitute a breach of or default under any Contract or Lease, or (c) the occurrence of an event that with or without the passage of time or the giving of notice or both would give rise to a right of termination, renegotiation or acceleration under any Contract or Lease.

“Disclosure Schedule” shall mean a schedule executed and delivered by Seller to Buyer as of the date hereof which sets forth the exceptions to the representations and warranties contained in Article IV hereof and certain other information called for by this Agreement. Unless otherwise specified, each reference in this Agreement to any numbered schedule is a reference to that numbered schedule which is included in the Disclosure Schedule.

“Encumbrance” shall mean any claim, lien, pledge, option, charge, easement, security interest, deed of trust, mortgage, right-of-way, encroachment, building or use restriction, conditional sales agreement, encumbrance or other right of third parties, whether voluntarily incurred or arising by operation of law, and includes, without limitation, any agreement to give any of the foregoing in the future, and any contingent sale or other title retention agreement or lease in the nature thereof.

“Excluded Assets,” notwithstanding any other provision of this Agreement, shall mean the following assets of Seller which are not to be acquired by Buyer hereunder:

(a) Inventory identified as excluded assets on Schedule 4.22;

(b) all cash and cash equivalents held by Seller as of the Closing Date;

(c) all Permits, to the extent not transferable; and

(d) all claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind against any person or entity arising out of or relating to the Assets to the extent related to the Excluded Liabilities.

“Facilities” shall mean all plants, offices, manufacturing facilities, stores, warehouses, improvements, administration buildings, and all real property and related facilities which are identified or listed on Exhibit A attached hereto.

“Facility Leases” shall mean all of the leases of Facilities listed on Schedule 4.7.

“Financial Statements” shall mean the Year-End Financial Statements and the Interim Financial Statements.

“Fixtures and Equipment” shall mean all of the furniture, fixtures, furnishings, machinery, automobiles, trucks, spare parts, supplies, equipment, tooling, molds, patterns, dies and other tangible personal property owned by Seller and used in connection with the Business, wherever located and including any such Fixtures and Equipment in the possession of any of Seller’s suppliers, including all warranty rights with respect thereto.

“Former Facility” shall mean each plant, office, manufacturing facility, store, warehouse, improvement, administrative building and all real property and related facilities which was owned, leased or operated by Seller at any time prior to the date hereof, but excluding any Facilities.

“Insurance Policies” shall mean the insurance policies related to the Assets listed on Schedule 4.21.

“Interim Balance Sheet” shall mean the unaudited Balance Sheet dated the Interim Balance Sheet Date.

“Interim Balance Sheet Date” shall mean June 30, 2006.

“Interim Financial Statements” shall mean the Interim Balance Sheet and the unaudited consolidated statements of operations, changes in shareholders’ equity and cash flow for the period ended on the Interim Balance Sheet Date.

“Inventory” shall mean all of Seller’s inventory held for resale and all of Seller’s raw materials, work in process, finished products, wrapping, supply and packaging items and similar items used or held for use in connection with the Business, in each case wherever the same may be located.

“Leased Real Property” shall mean all leased property described in the Facility Leases.

“Leasehold Estates” shall mean all of Seller’s rights and obligations as lessee under the Leases.

“Leasehold Improvements” shall mean all leasehold improvements situated in or on the Leased Real Property and owned by Seller.

“Leases” shall mean all of the existing leases with respect to the personal or real property of Seller listed on Schedule 4.7, and leases with respect to the personal and real property of Seller which are not required to be listed on Schedule 4.7.

“Liabilities” shall mean any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any person of any type, whether accrued, absolute, contingent, matured, unmatured or other.

“Material Adverse Effect” shall mean with respect to the Business or the Assets any effect or change which is materially adverse to the operations, results of operations, Liabilities or financial condition of operations of the Business and/or the Assets taken as a whole, or on the ability of Seller to consummate the transactions contemplated hereby; provided, however, that none of the following (individually or in combination) shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Material Adverse Effect or change: (1) any adverse effect to the extent resulting from conditions generally affecting any industry or industry sector in which Seller operates or competes; (2) any adverse effect to the extent resulting from changes or developments generally affecting the U.S. or global economy; (3) any adverse effect to the extent resulting from the announcement, execution or delivery of this Agreement or the pendency or consummation of the transactions set forth herein.

“Mortgages” shall mean all deeds of trust, mortgages or other debt encumbrances on Owned Real Property.

“Ordinary Course of Business” shall mean the ordinary course of the Business and consistent with Seller’s past practice.

“Owned Real Property” shall mean all real property owned in fee by Seller, including without limitation all rights, easements and privileges appertaining or relating thereto, all buildings, fixtures, and improvements located thereon and all Facilities thereon, if any.

“Patents” shall mean all U.S. and foreign patents and patent applications and registered design and registered design applications (including any division, continuation, or continuation-in-part, reexamination, or reissue thereof).

“Permits” shall mean all licenses, permits, franchises, approvals, authorizations, consents or orders of, or filings with, any governmental authority, whether foreign, federal, state or local, or any other person, necessary or desirable for the present conduct of, or relating to the current operation of, the Business.

“Proprietary Rights” shall mean all of Seller’s Copyrights, Patents, Trademarks, technology rights and licenses, computer software (including without limitation any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, designs, specifications, plans, drawings and intellectual property rights relating to the Business.

“Regulations” shall mean any laws, statutes, ordinances, regulations, rules, notice requirements, court decisions, agency guidelines, principles of law and orders of any foreign, federal, state or local government and any other governmental department or agency, including without limitation Environmental Laws, energy, motor vehicle safety, public utility, zoning, building and health codes, occupational safety and health and laws respecting employment practices, employee documentation, terms and conditions of employment and wages and hours.

“Representative” shall mean any officer, director, principal, attorney, agent, employee or other representative of a party.

“Subsidiary” shall mean (a) any corporation in an unbroken chain of corporations beginning with Seller if each of the corporations other than the last corporation in the unbroken chain then owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain, (b) any partnership in which Seller is a general partner, or (c) any partnership in which Seller possesses a 50% or greater interest in the total capital or total income of such partnership.

“Superior Proposal” shall mean a Proposed Acquisition Transaction that is reasonably capable of being consummated, taking into account all legal, financial, regulatory, timing, and similar aspects of, and conditions to, the proposal, the likelihood of obtaining necessary financing and the corporation, partnership, person or other entity or group making the proposal, and, which, if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated hereby.

“Tax” shall mean any federal, state, local, foreign or other tax, levy, impost, fee, assessment or other government charge, including without limitation income, estimated income, business, occupation, franchise, property, payroll, personal property, sales, transfer, use, employment, commercial rent, occupancy, franchise or withholding taxes, and any premium, including without limitation interest, penalties and additions in connection therewith.

“Trademarks” shall mean registered trademarks, registered service marks, trademark and service mark applications and unregistered trademarks and service marks.

“Warrants” shall mean (a) agreements, rights to subscribe (including any preemptive rights), options, warrants, calls, commitments or rights of any character to purchase or otherwise acquire any common stock or other securities of Seller, and (b) outstanding securities of Seller that are convertible into or exchangeable for capital shares or other securities of Seller.

“Year-End Financial Statements” shall mean the audited Balance Sheets dated December 31, 2004 and December 31, 2005, and the related audited consolidated statements of operations, changes in shareholders’ equity and cash flow for the year ended 2005.

1.2  Other Defined Terms.  The following terms shall have the meanings defined for such terms in the Sections set forth below:

Term	Section

Assumed Liabilities	2.2
Assumption Documents	3.2(c)
Bulk Sales Act	10.6
Buyer’s Share of Property Taxes	2.4(d)
Claim	10.4(d)
Claim Notice	10.4(d)
Closing	3.1
Closing Balance Sheet	2.5
Consultant	6.4(b)(i)
Cross License Agreement	3.2(d)
Damages	10.4(a)
Employee Plan	2.3(a)
Environmental Conditions	4.28(a)
Environmental Laws	4.28(a)
Escrow Account	2.4(b)
Escrow Agent	2.4(b)
Escrow Amount	2.4(b)
Escrow Indemnification Agreement	10.5
Excluded Liabilities	2.3
Hazardous Substance	4.28(a)
Holdback Amount	2.4(c)
Manufacture and Supply Agreement	3.2(g)
Permitted Encumbrances	4.6(a)
Property Taxes	2.6(d)
Proposed Acquisition Transaction	6.2(a)
Purchase Price	2.4(a)
Release	4.28(a)
Rehired Employees	6.6(a)
Seldi Patent	2.4(c)
Seller’s Share of Property Taxes	2.6(d)
Stock Purchase Agreement	3.2(f)
Straddle Period	2.6(d)
Sublease Agreement	3.2(c)
Term	10.6(b)
Transfer Taxes	2.7(b)
Transition Services Agreement	3.2(e)

ARTICLE II

PURCHASE AND SALE OF ASSETS

2.1  Transfer of Assets.  Upon the terms and subject to the conditions contained herein, at the Closing, Seller will sell, convey, transfer, assign and deliver to Buyer, and Buyer will acquire from Seller, the Assets, free and clear of all Encumbrances.

2.2  Assumption of Liabilities.  Upon the terms and subject to the conditions contained herein, at the Closing, Buyer shall assume the following, and only the following, Liabilities of Seller (the “Assumed Liabilities”): (a) the following Liabilities of Seller specifically set forth on the Closing Balance Sheet solely to the extent relating to the Business and incurred in the Ordinary Course of Business as of the Closing Date: (i) accounts payable, (ii) accrued liabilities, (iii) deferred revenue (current), and (iv) deferred revenue (long term), and (b) all Liabilities accruing, arising out of, or relating to events or occurrences happening after the Closing Date under (i) the Contracts and Leases listed on Schedule 4.7, or under Contracts or Leases which are not listed on Schedule 4.7 but which Buyer and Seller agree in writing that Buyer shall accept and assume, but not including any Liability for any Default under any such Contract occurring on or prior to the Closing Date and (ii) under the Contract Rights, including without limitation all service and warranty obligations relating to the Contract Rights arising in the Ordinary Course of Business.

2.3  Excluded Liabilities.  Notwithstanding any other provision of this Agreement, except for the Assumed Liabilities expressly specified in Section 2.2, Buyer shall not assume, or otherwise be responsible for, any Liabilities of Seller, whether liquidated or unliquidated, or known or unknown, whether arising out of occurrences prior to, at or after the date hereof (“Excluded Liabilities”), which Excluded Liabilities include, without limitation:

(a) Except as otherwise provided in Section 6.6, any Liability to or in respect of any employees or former employees of Seller including without limitation (i) any employment agreement, whether or not written, between Seller and any person, (ii) any Liability under any employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder) (an “Employee Plan”) at any time maintained, contributed to or required to be contributed to by or with respect to Seller under which Seller may incur Liability, or any contributions, benefits or Liabilities therefor, or any Liability with respect to Seller’s withdrawal or partial withdrawal from or termination of any Employee Plan and (iii) any claim of an unfair labor practice, or any claim under any state unemployment compensation or worker’s compensation law or regulation or under any federal or state employment discrimination law or regulation, which shall have been asserted on or prior to the Closing Date or is based on acts or omissions which occurred on or prior to the Closing Date;

(b) Any Liability of Seller in respect of any Tax (except as provided for in this Agreement);

(c) Any Liability arising from any injury to or death of any person or damage to or destruction of any property, whether based on negligence, breach of warranty, strict liability, enterprise liability or any other legal or equitable theory arising from defects in products manufactured or from services performed by or on behalf of Seller or any other person or entity on or prior to the Closing Date;

(d) Any Liability of Seller arising out of or related to any Action against Seller or any Action which adversely affects the Assets and which shall have been asserted on or prior to the Closing Date or to the extent the basis of which shall have arisen on or prior to the Closing Date, including, without limitation, the litigation between Health Discovery and Seller (Health Discovery Corporation v. Ciphergen Biosystems, Inc. Case No. 2:06-cv-00260-TJW (U.S. District Court, Eastern District of Texas, Marshall Division);

(e) Any Liability of Seller resulting from entering into, performing its obligations pursuant to or consummating the transactions contemplated by, this Agreement (including without limitation any Liability of Seller pursuant to Article X hereof); and

(f) Any Liability related to any Former Facility.

2.4  Purchase Price.

(a) Purchase Price. At the Closing, upon the terms and subject to the conditions set forth herein, Buyer shall pay to Seller for the sale, transfer, assignment, conveyance and delivery of the Assets, the aggregate amount of Twenty Million Dollars ($20,000,000) (the “Purchase Price”) less the Escrow Amount and the Holdback Amount, by wire transfer of immediately available funds to an account designated by Seller and shall assume the Assumed Liabilities pursuant to this Agreement. The Purchase Price shall be allocated among the Assets in the manner required by Section 1060 of the Code and regulations thereunder. Buyer will provide the allocation to the Seller within thirty (30) calendar days after the Buyer receives the Closing Balance Sheet from the Seller. If Seller does not object to the allocation it shall be attached hereto as Exhibit B. If Seller disagrees with the allocation, Seller shall notify Buyer of such disagreement in writing specifying in detail the particulars of such disagreement within fifteen (15) business days after Seller’s receipt of the allocation. Buyer and Seller shall use their best efforts for a period of thirty (30) calendar days after Buyer’s delivery of such notice (or such longer period as Buyer and Seller shall mutually agree upon) to resolve any disagreements raised by Buyer with respect to the calculation of the allocation. If, at the end of such period, Buyer and Seller are unable to resolve such disagreements, PricewaterhouseCoopers LLP and Deloitte & Touche LLP, independent auditors of Seller and Buyer, respectively, shall jointly select a third independent auditor of recognized national standing to resolve any remaining disagreements. The determination by such third independent auditor shall be final, binding and conclusive on the parties. Buyer and Seller shall use their best efforts to cause such third independent auditor to make its determination within thirty (30) calendar days of accepting its selection. Buyer and Seller agree to each prepare and file on a timely basis with the Internal Revenue Service substantially identical initial and supplemental Internal Revenue Service Forms 8594 “Asset Acquisition Statements Under Section 1060” consistent with such allocation.

(b) The “Escrow Amount” shall be an amount equal to Two Million Dollars ($2,000,000), which Buyer, at the Closing, shall, pursuant to the Escrow Indemnification Agreement, deliver to the Escrow Agent named therein, pending the determination of Seller’s indemnification obligations, if any, as set forth in Section 10.4.. The Escrow Indemnification Agreement shall instruct the Escrow Agent to close the escrow established pursuant to the terms of that agreement and this Agreement and to disburse funds as specified therein and herein to Buyer and/or Seller, as appropriate. The parties agree and acknowledge that the Escrow Amount shall not be Buyer’s exclusive method of receiving indemnification from Seller pursuant to Article X.

(c) The “Holdback Amount” shall be an amount equal to Two Million Dollars ($2,000,000), which Buyer shall retain until the issuance of a Reexamination Certificate of U.S. Patent No. 6,734,022 (the “Seldi Patent”), confirming the patentability of all of the claims as originally issued in such patent, or claims of equivalent scope.

2.5  Closing Balance Sheet.  On or before the Closing Date, Seller shall prepare and deliver to Buyer a Balance Sheet dated the Closing Date (the “Closing Balance Sheet”).The Closing Balance Sheet shall be prepared by Seller’s personnel in accordance with generally accepted accounting principles, as applied in preparation of the Interim Balance Sheet, and shall fairly and accurately present the consolidated assets, Liabilities (including reserves) and financial position of Seller, as of the Closing Date. The Closing Balance Sheet shall be accompanied by reasonably detailed schedules indicating which assets set forth thereon are Assets or Excluded Assets, which Liabilities set forth thereon are Assumed Liabilities or Excluded Liabilities and a calculation of the Net Book Value.

2.6  Prorations.

(a) Interest.  On the Closing Date, or as promptly as practicable following the Closing Date, but in no event later than sixty (60) calendar days thereafter, all prepaid interest and interest payable with respect to any interest bearing obligations assumed by Buyer hereunder shall be prorated between Buyer and Seller as of the Closing Date.

(b) Utilities.  On the Closing Date, or as promptly as practicable following the Closing Date, but in no event later than sixty (60) calendar days thereafter, the water, gas, electricity and other utilities, common area maintenance reimbursements to lessors, local business or other license fees, merchants’ association dues and other similar periodic charges payable with respect to the Assets or the Business shall be prorated between

Buyer and Seller effective as of the Closing Date. To the extent practicable, utility meter readings for the Facilities shall be determined as of the Closing Date. All such prorations shall be based upon the most recent available assessed value of any Facility prior to the Closing Date.

(c) Rents.  Seller shall pay all rent under the Leases through the end of the calendar month in which the Closing Date occurs, and Buyer shall reimburse Seller for such rent accrued from the Closing Date through the end of such month as part of the post-Closing proration. Payments of percentage rent, if any, due under the provisions of the Leases shall be adjusted to the Closing Date as follows. Buyer shall pay any percentage rent due for periods expiring after the Closing Date, and Seller shall be responsible for that portion of such percentage rent paid by Buyer and due under the Leases based on sales from the commencement of the current lease year through the Closing Date, and Buyer shall be responsible for that portion due under the Lease based on sales from and after the Closing Date. Within ninety (90) calendar days after the Closing Date, Seller will furnish to Buyer records which evidence the gross sales of Seller at each Facility to the extent necessary to enable Buyer to comply with the percentage rent provision of each Lease. Buyer shall provide to Seller, within thirty (30) calendar days before the annual settlement of percentage rent under any Lease for the partial year in which Seller was operating such Facility, a statement showing the manner of computation of all percentage rent due under each Lease for such year. Any reimbursement due Buyer from Seller in respect of its pro rata share of percentage rent shall be paid within fifteen (15) calendar days after written demand therefor by Buyer.

(d)  Taxes.  Any real or personal property taxes applicable to the Assets or the Business (“Property Taxes”) for a taxable period that includes but does not end on the Closing Date (a “Straddle Period”) shall be paid by the Buyer or the Seller as required by applicable law. The portion of such Property Taxes for which the Seller is liable under this Agreement (the “Seller’s Share of Property Taxes”) shall be equal to the amount of such Property Taxes multiplied by a fraction, the numerator of which is the number of days in such Straddle Period that includes and ends on the Closing Date and the denominator of which is the number of days in such Straddle Period. The portion of such Property Taxes for which the Buyer is liable under this Agreement shall be equal to the balance of such Property Taxes (the “Buyer’s Share of Property Taxes”). To the extent the Seller has paid any such Property Taxes prior to the Closing Date, the Buyer shall make a payment to the Seller on the Closing Date equal to the Buyer’s Share of Property Taxes. Following the payment of any such Property Taxes by the Seller after the Closing Date, the Buyer shall, upon request, promptly pay to the Seller an amount equal to the Buyer’s Share of Property Taxes. Following the payment of any such Property Taxes by the Buyer after the Closing Date, the Seller shall, upon request, promptly pay to the Buyer an amount equal to the Seller’s Share of Property Taxes. The party required by law to file a tax return with respect to Straddle Period Taxes shall do so within the time period prescribed by law

2.7  Closing Costs; Transfer Taxes.

(a) Seller shall pay the fees and costs of recording or filing all applicable conveyancing instruments described in Section 3.2(a). Seller shall pay all costs of applying for new Permits and obtaining the transfer of existing Permits which may be lawfully transferred.

(b) Buyer shall promptly pay all applicable sales, use, value added, goods and services, filing, recording, registration, stamp, documentary and other similar taxes and fees (together with any interest or penalties) (collectively “Transfer Taxes”) that are payable in connection with the transactions contemplated by this Agreement. To the extent that Seller is required to pay any such Transfer Taxes under applicable law, Buyer shall reimburse Seller for such Transfer Taxes within three (3) days of receiving notice from Seller of such payment. Buyer and Seller shall use their commercially reasonable efforts to avail themselves of any and all available exemptions or other opportunities to reduce or eliminate any such Transfer Taxes. Such cooperation shall include, without limitation, (i) the delivery of appropriate resale certificates by Buyer to Seller, (ii) the parties hereto obtaining applicable exemption certificates, and (iii) Seller transferring the Assets to Buyer by remote electronic transmission or other reasonable means of transferring assets capable of being so transferred in other than tangible form.

ARTICLE III

CLOSING

3.1  Closing.  The Closing of the transactions contemplated herein (the “Closing”) shall be held at 10:00 a.m. local time on the Closing Date at the offices of Buyer, 1000 Alfred Nobel Drive, Hercules, California 94547, unless the parties hereto otherwise agree.

3.2  Conveyances at Closing.

(a) Instruments and Possession.   To effect the sale and transfer referred to in Section 2.1 hereof, Seller will, at the Closing, execute and deliver to Buyer:

(i) one or more bills of sale, in the form attached hereto as Exhibit C, conveying in the aggregate all of Seller’s owned personal property included in the Assets;

(ii) subject to Sections 9.2, Assignments of Lease in the form attached hereto as Exhibit D with respect to the Leases;

(iv) subject to Sections 9.2, Assignments of Contract Rights, each in the form of Exhibit E attached hereto, with respect to the Contract Rights;

(v) Assignments of Patents and Trademarks and other Proprietary Rights each in the form attached hereto as Exhibit F, in recordable form to the extent necessary to assign such rights;; and

(vi) such other instruments as shall be reasonably requested by Buyer to vest in Buyer title in and to the Assets in accordance with the provisions hereof.

(b) Assumption Document.  Upon the terms and subject to the conditions contained herein, at the Closing Buyer shall deliver to Seller an instrument of assumption substantially in the form attached hereto as Exhibit G, evidencing Buyer’s assumption, pursuant to Section 2.2, of the Assumed Liabilities (the “Assumption Document”).

(c) Sublease Agreement.  Upon the terms and subject to the conditions contained herein, at the Closing, Seller and Buyer shall execute and deliver a sublease substantially in the form attached hereto as Exhibit J, pursuant to which Seller will sublease to Buyer certain portions of its Facilities for use by Buyer in the operation of the Business (the “Sublease Agreement”).

(d) Cross License Agreement.  Upon the terms and subject to the conditions contained herein, at the Closing, Seller and Buyer shall execute and deliver a cross license agreement substantially in the form attached hereto as Exhibit K, pursuant to which Buyer will grant back to Seller from the Proprietary Rights an exclusive license to certain intellectual property for use by Seller in connection with its activities in the Clinical Diagnostics Market (as that term is defined in such cross license agreement) and Seller will grant back to Buyer a non-exclusive license to certain intellectual property not included in the Proprietary Rights for use in connection with the Business (the “Cross License Agreement”).

(e) Transition Services Agreement.  Upon the terms and subject to the conditions contained herein, at the Closing, Seller and Buyer shall execute and deliver a transition services agreement substantially in the form attached hereto as Exhibit L (the “Transition Services Agreement”).

(f) Stock Purchase Agreement.  Upon the terms and subject to the conditions contained herein, at the Closing, Seller and Buyer shall execute and deliver a stock purchase agreement substantially in the form attached hereto as Exhibit M, pursuant to which Buyer will purchase shares of Common Stock of Seller for a total purchase price of Three Million Dollars ($3,000,000) on the terms set forth therein (the “Stock Purchase Agreement”).

(g) Manufacture and Supply Agreement.  Upon the terms and subject to the conditions stated herein, at the Closing, Seller and Buyer shall execute and deliver a manufacture and supply agreement substantially in the form attached hereto as Exhibit N (the “Manufacture and Supply Agreement”).

(h) Form of Instruments.  To the extent that the form of any document to be delivered hereunder is not attached as an exhibit hereto, such documents shall be in form and substance, and shall be executed and delivered in a manner reasonably satisfactory to Buyer and Seller.

(i) Certificates; Opinions.  Buyer and Seller shall deliver the certificates, opinions of counsel and other matters described in Articles VII and VIII.

(j) Consents.  Subject to Sections 9.2, Seller shall deliver all Permits and any other third party consents required for the valid transfer of the Assets as contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer as follows, except as otherwise set forth on the Disclosure Schedule, which representations and warranties are (i) as of the date hereof, true and correct, and (ii) will be true and correct in all material respects at and as of the Closing Date, other than such failures to be true and correct that individually or in the aggregate would not have a Material Adverse Effect, except with respect to a representation and/or warranty that is itself qualified by materiality, in which case such representation and/or warranty will be true and correct in all respects as of the Closing Date:

4.1  Organization of Seller.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to conduct the Business as it is presently being conducted and to own and lease its properties and assets. Seller is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect on the Assets or the Business. Copies of the Certificate of Incorporation and Bylaws of Seller, and all amendments thereto, heretofore delivered to Buyer are accurate and complete as of the date hereof. Schedule 4.1 contains a true, correct and complete list of all jurisdictions in which Seller is qualified to do business as a foreign corporation.

4.2  Subsidiaries.  Except as set forth in Schedule 4.2, Seller does not have any Subsidiaries which are used by Seller in the conduct of the Business or which own any of the Assets. Seller has no direct or indirect stock or other equity or ownership interest (whether controlling or not) in any corporation, association, partnership, joint venture or other entity which are used by Seller in the conduct of the Business or which own any of the Assets. Each of the Subsidiaries listed on Schedule 4.2, is a corporation duly organized, validly existing and in good standing (or appropriately recognized as legally in existence and active under the laws of its jurisdiction) under the laws of the jurisdiction identified on Schedule 4.2, has the requisite power and authority to conduct its business as it is presently being conducted and to own and lease its properties and Assets, to permit Seller to enter into this Agreement, to consummate the transactions contemplated hereby and to perform its obligations hereunder. No other corporate proceedings on the part of any Subsidiary are necessary to authorize this Agreement and the transactions contemplated hereby. Schedule 4.2 contains a true, correct and complete list of all jurisdictions in which each Subsidiary is qualified to do business as a foreign corporation. Except as set forth on Schedule 4.2, each of the Subsidiaries listed on Schedule 4.2 is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, expect where the failure to be so qualified or in good standing would not have a Material Adverse Effect on such Subsidiary. Copies of the Certificate or Articles of Incorporation and Bylaws (and/or similar incorporation documents under the relevant law of any Subsidiary) of each Subsidiary heretofore delivered to Buyer are accurate and complete. Schedule 4.2 sets forth a description of all of the issued and outstanding equity securities of each of the Subsidiaries. Seller owns of record and beneficially all of the issued and outstanding capital or other stock of each Subsidiary listed on Schedule 4.2 free and clear of any Encumbrances, except as set forth on Schedule 4.2. There are no Warrants with respect to the equity securities of any Subsidiary listed on Schedule 4.2.

4.3  Authorization.  Seller has all requisite power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement and the Ancillary Agreements, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Agreements by Seller and the consummation by Seller of the transactions contemplated hereby and thereby have been duly approved by the boards of directors and shareholders of and Seller. No other corporate proceedings on the part of Seller are necessary to authorize this Agreement and the Ancillary

Agreements and the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Seller and is, and upon execution and delivery of the Ancillary Agreements will be, legal, valid and binding obligations of Seller enforceable against them in accordance with its terms.

4.4  Absence of Certain Changes or Events.  Since the Interim Balance Sheet Date, there has not been any:

(a) change in the financial condition, working capital, shareholders’ equity, assets, Liabilities, reserves, revenues, income, earnings, prospects or Business of Seller, which individually or in the aggregate would have a Material Adverse Effect;

(b) change in accounting methods, principles or practices by Seller affecting the Assets, its Liabilities or the Business;

(c) revaluation by Seller of any of the Assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable;

(d) damage, destruction or loss (whether or not covered by insurance) adversely affecting the Assets or the Business;

(e) cancellation of any indebtedness or waiver or release of any right or claim of Seller relating to its activities or properties which had or will have a Material Adverse Effect on the Assets or the Business;

(f) declaration, setting aside, or payment of dividends or distributions by Seller in respect of its shares or any redemption, purchase or other acquisition of any of Seller’s securities;

(g) adverse change in employee relations which has or is reasonably likely to have a Material Adverse Effect on the productivity, the financial condition, results of operations or Business of Seller or the relationships between the employees of Seller and the management of Seller;

(h) amendment, cancellation or termination of any Contract, commitment, agreement, Lease, transaction or Permit relating to the Assets or the Business or entry into any Contract, commitment, agreement, Lease, transaction or Permit which is not in the Ordinary Course of Business, including without limitation any employment or consulting agreements;

(i) mortgage, pledge or other encumbrance of any Assets, except purchase money mortgages arising in the Ordinary Course of Business;

(j) sale, assignment or transfer of any of the Assets, other than in the Ordinary Course of Business;

(k) incurrence by Seller of Liabilities, except Liabilities incurred in the Ordinary Course of Business, or increase or change in any assumptions underlying or methods of calculating, any doubtful account contingency or other reserves of Seller;

(l) payment, discharge or satisfaction of any Liabilities of Seller other than the payment, discharge or satisfaction in the Ordinary Course of Business of Liabilities set forth or reserved for on the Interim Financial Statements or incurred in the Ordinary Course of Business;

(m) capital expenditure by Seller, the execution of any Lease by Seller or the incurring of any obligation by Seller to make any capital expenditure or execute any Lease, in amounts in excess of $25,000 in the aggregate, other than such transactions with are in the Ordinary Course of Business;

(n) failure to pay or satisfy when due any Liability of Seller, except where the failure would not have a Material Adverse Effect on the Assets or the Business;

(o) failure of Seller to carry on diligently the Business in the Ordinary Course of Business so as to keep available to Buyer the services of Seller’s employees, and to preserve for Buyer the Assets and the Business and the goodwill of Seller’s suppliers, customers, distributors and others having business relations with it;

(p) disposition or lapsing of any Proprietary Rights or any disposition or disclosure to any person of any Proprietary Rights not theretofore a matter of public knowledge;

(q) existence of any other event or condition which in any one case or in the aggregate has or might reasonably be expected to have a Material Adverse Effect on the Business;

(r) agreement by Seller to do any of the things described in the preceding clauses (a) through (q) other than as expressly provided for herein;

(s) increase in the rate of compensation payable or to become payable to any of the Rehired Employees (as defined in Section 6.6), including without limitation the making of any loan to, or the payment, grant or accrual of any bonus, incentive compensation, service award or other similar benefit to, any such person, or the addition to, modification of, or contribution to any Employee Plan, arrangement, or practice described in the Disclosure Schedule.

4.5  Assets.  Excluding the Leased Real Property, Seller has and will transfer good and marketable title to the Assets and upon the consummation of the transactions contemplated hereby, Buyer will acquire good and marketable title to all of the Assets, free and clear of any Encumbrances. The Assets include all assets necessary for the conduct or operation of the Business as the Business has been conducted by Seller in the twelve (12) months prior to the date of this Agreement on a commercially reasonable basis. Schedule 4.5 contains accurate lists and summary descriptions of all tangible Assets where the value of an individual item exceeds $10,000 or where an aggregate of similar items exceeds $20,000. All tangible assets and properties which are part of the Assets are in good operating condition and repair and are usable in the Ordinary Course of Business and conform in all material respects to all applicable Regulations (including Environmental Laws) relating to their construction, use and operation.

4.6  Facilities.  Schedule 4.6 contains a complete and accurate list of all Owned Real Property used in connection with the Business and/or the Assets.

(a) Actions.  There are no pending or, to the best knowledge of Seller, threatened condemnation proceedings or other Actions relating to any Facility.

(b) Leases or Other Agreements.  Except for Facility Leases listed on Schedule 4.7, there are no leases, subleases, licenses, occupancy agreements, options, rights, concessions or other agreements or arrangements, written or oral, granting to any person the right to purchase, use or occupy any Facility, or any real property in connection with the Business or any portion thereof or interest in any such Facility or real property.

(c) Facility Leases and Leased Real Property.  With respect to each Facility Lease, Seller has and will have at the Closing an unencumbered interest in the Leasehold Estate. Seller enjoys peaceful and undisturbed possession of all the Leased Real Property, subject to the rights of the fee owners.

(d) Certificate of Occupancy.  All Facilities have received all required approvals of governmental authorities (including without limitation Permits and a certificate of occupancy or other similar certificate permitting lawful occupancy of the Facilities) required in connection with the operation thereof and have been operated and maintained in all material respects in accordance with applicable Regulations.

(f) Utilities.  All Facilities are supplied with utilities (including without limitation water, sewage, disposal, electricity, gas and telephone) and other services necessary for the operation of such Facilities as currently operated, and there is no condition which would reasonably he expected to result in the termination of the present access from any Facility to such utility services.

(g) Improvements, Fixtures and Equipment.  To the Seller’s knowledge, the improvements constructed on the Facilities, including without limitation all Leasehold Improvements, and all Fixtures and Equipment and other tangible assets owned, leased or used by Seller at the Facilities are (i) insured to the extent and in a manner customary in the industry, (ii) structurally sound with no known material defects, (iii) in good operating condition and repair, subject to ordinary wear and tear, (iv) not in need of maintenance, repair or correction except for ordinary routine maintenance and repair, the cost of which would not be material, (v) sufficient for the operation of the Business as presently conducted and (vi) in conformity , in all material respects, with all applicable Regulations.

(h) No Special Assessment.  Seller has not received notice of any special assessment relating to any Facility or any portion thereof and there is no pending or threatened special assessment.

4.7  Contracts and Commitments.

(a) Contracts.  Schedule 4.7 sets forth a complete and accurate list of all Contracts of the following categories:

(i) Contracts not made in the Ordinary Course of Business involving payments in excess of $25,000;

(ii) Employment contracts and severance agreements, including without limitation Contracts (A) to employ or terminate executive officers or other personnel and other contracts with present or former officers, directors or shareholders of Seller or (B) that will result in the payment by, or the creation of any Liability to pay on behalf of Buyer or Seller any severance, termination, “golden parachute,” or other similar payments to any present or former personnel following termination of employment or otherwise as a result of the consummation of the transactions contemplated by this Agreement;

(iii) Labor or union contracts;

(iv) Distribution, franchise, license, technical assistance, sales, commission, consulting, agency or advertising contracts related to the Assets or the Business, excluding agreements entered into by Seller in the Ordinary Course of Business to purchasers of its products;

(v) Options with respect to any property, real or personal, whether Seller shall be the grantor or grantee thereunder;

(vi) Contracts involving future expenditures or Liabilities, actual or potential, in excess of $25,000 or otherwise material to the Business or the Assets;

(vii) Contracts or commitments relating to commission arrangements with others;

(viii) Promissory notes, loans, agreements, indentures, evidences of indebtedness, letters of credit, guarantees, or other instruments relating to an obligation to pay money, individually in excess of or in the aggregate in excess of $25,000, whether Seller shall be the borrower, lender or guarantor thereunder or whereby any Assets are pledged (excluding credit provided by Seller in the Ordinary Course of Business to purchasers of its products);

(ix) Contracts containing covenants limiting the freedom of Seller or any officer, director, shareholder or affiliate of Seller, to engage in any line of business or compete with any person;

(x) Any Contract with the United States, state or local government or any agency or department thereof;

(xi) Leases of real property;

(xii) Leases of personal property not cancelable (without Liability) within thirty (30) calendar days.

Seller has delivered to Buyer true, correct and complete copies of all of the Contracts listed on Schedule 4.7, including all amendments and supplements thereto.

(b) Absence of Defaults.  All of the Contracts and Leases to which Seller is party or by which it or any of the Assets is bound or affected are valid, binding and enforceable in accordance with their terms. Seller has fulfilled, or taken all action necessary to enable it to fulfill when due, all of its material obligations under each of such Contracts and Leases, except where the failure to do so, individually or in the aggregate, would not have a Material Adverse Effect. To Seller’s knowledge, parties to such Contracts and Leases have complied in all material respects with the provisions thereof, no party is in Default thereunder and no notice of any claim of Default has been given to Seller, except where noncompliance, individually or in the aggregate, would not have a Material Adverse Effect. To Seller’s knowledge, the products and services called for by any unfinished Contract can be supplied in accordance with the terms of such Contract, including time specifications, and any unfinished Contract will upon performance by Seller not result in a loss to Seller. With respect to any Leases, Seller has not received any notice of cancellation or termination under any option or right reserved to the lessor, or any notice of Default, thereunder.

(c) Product Warranty.  Seller has committed no act or failed to take an action, which could reasonably be expected to result in, and there has been no occurrence which could reasonably be expected to give rise to, product liability or Liability for breach of warranty (whether covered by insurance or not) on the part of Seller, with respect to products designed, manufactured, assembled, repaired, maintained, delivered or installed or services rendered prior to or on the Closing Date, which in the aggregate would be in excess of the amount reserved for warranty claims on the Interim Balance Sheet.

4.8  Permits.  (a) Schedule 4.8 sets forth a complete list of all material Permits used in the operation of the Business or otherwise held by Seller. Seller has, and at all times has had, all Permits required under any Regulation (including Environmental Laws) in the operation of its Business or in the ownership of the Assets, and owns or possesses such Permits free and clear of all Encumbrances. Seller is not in Default, nor has it received any notice of any claim of Default, with respect to any such Permit, except where such Default or series of Defaults would not have a Material Adverse Effect. Except as otherwise governed by law, all such Permits are renewable by their terms or in the Ordinary Course of Business without the need to comply with any special qualification procedures or to pay any amounts other than routine filing fees and except as set forth on Schedule 4.8, will not be adversely affected by the completion of the transactions contemplated by this Agreement. No present or former shareholder, director, officer or employee of Seller or any affiliate thereof, or any other person, firm, corporation or other entity, owns or has any proprietary, financial or other interest (direct or indirect) in any Permit which Seller owns, possesses or uses.

(b) Except as disclosed on Schedule 4.8 hereto, no notice to, declaration, filing or registration with, or Permit from, any domestic or foreign governmental or regulatory body or authority, or any other person or entity, is required to be made or obtained by Seller in connection with the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby.

4.9  No Conflict or Violation.  Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance by Seller with any of the provisions hereof, will (a) violate or conflict with any provision of the Certificate of Incorporation or Bylaws of Seller, (b) violate, conflict with, or result in or constitute a Default under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the Assets under, any of the terms, conditions or provisions of any Contract, Lease or Permit, (i) to which Seller is a party or (ii) by which the Assets are bound, (c) violate any Regulation or Court Order, (d) impose any Encumbrance on the Assets or the Business.

4.10  Financial Statements.  Seller has heretofore delivered to Buyer the Financial Statements. The Financial Statements (a) are in accordance with the books and records of Seller, (b) have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods covered thereby and (c) fairly and accurately present the consolidated assets, Liabilities (including all reserves) and financial position of Seller as of the respective dates thereof and the consolidated results of operations and changes in cash flows for the periods then ended (subject, in the case of the Interim Financial Statements, to normal year-end adjustments). The Year-End Financial Statements have been examined by PricewaterhouseCoopers LLP, independent certified public accountants, whose report thereon is included with such Year-End Financial Statements. At the respective dates of the Financial Statements, there were no Liabilities of Seller, which, in accordance with generally accepted accounting principles, should have been set forth or reserved for in the Financial Statements or the notes thereto, which are not set forth or reserved for in the Financial Statements or the notes thereto.

4.11  Books and Records.  Seller has made and kept (and given Buyer access to) Books and Records and accounts, which, in reasonable detail, accurately and fairly reflect the activities of Seller. Seller has not engaged in any transaction, maintained any bank account or used any corporate funds except for transactions, bank accounts and funds which have been and are reflected in the normally maintained books and records of Seller

4.12  Litigation.  Except as set forth on Schedule 4.12, there are no Actions pending, or to the best of Seller’s knowledge, threatened or anticipated (a) against, related to or affecting (i) Seller, the Business or the Assets (including with respect to Environmental Laws), (ii) any officers or directors of Seller as such, or (iii) any shareholder of Seller in such shareholder’s capacity as a shareholder of Seller, (b) seeking to delay, limit or enjoin the transactions contemplated by this Agreement (c) that involve the risk of criminal liability, or (d) in which Seller is a plaintiff, including any derivative suits brought by or on behalf of Seller. Seller is not in Default with respect to or subject to any Court Order, and there are no unsatisfied judgments against Seller, the Business or the Assets. There is not a reasonable likelihood of an adverse determination of any pending Actions. There are no Court Orders or agreements with, or liens by, any governmental authority or quasi-governmental entity relating to any Environmental Law which regulate, obligate, bind or in any way affect Seller or any Facility or Former Facility.

4.13  Labor Matters.  Seller is not a party to any labor agreement with respect to its employees with any labor organization, union, group or association and there are no employee unions (nor any other similar labor or employee organizations) under local statutes, custom or practice. Seller has not experienced any attempt by organized labor or its representatives to make Seller conform to demands of organized labor relating to its employees or to enter into a binding agreement with organized labor that would cover the employees of Seller. There is no labor strike or labor disturbance pending or, to the best of Seller’s knowledge, threatened against Seller nor is any grievance currently being asserted, and Seller has not experienced a work stoppage or other labor difficulty, and is not and has not engaged in any unfair labor practice. Without limiting the foregoing, Seller is in compliance with the Immigration Reform and Control Act of 1986 and maintains a current Form I-9, as required by such Act, in the personnel file of each employee hired after November 9, 1986. Schedule 4.13 sets forth the names and current annual salary rates or current hourly wages of all present employees of Seller related to the Business whose annual cash compensation for the 2005 fiscal year exceeds $35,000, and also sets forth the earnings for each of such employees for the 2004 calendar year.

4.14  Liabilities.  Other than Excluded Liabilities, Seller has no Liabilities due or to become due, except (a) Liabilities which are set forth or reserved for on the Interim Balance Sheet, which have not been paid or discharged since the Interim Balance Sheet Date, (b) Liabilities arising in the Ordinary Course of Business under Contracts, Leases, Permits and other business arrangements described in the Disclosure Schedule (and under those Contracts, Leases and Permits which are not required to be disclosed on the Disclosure Schedule) and (c) Liabilities incurred since the Interim Balance Sheet Date in the Ordinary Course of Business and in accordance with this Agreement (none of which relates to any Default under any Contract or Lease, breach of warranty, tort, infringement or violation of any Regulation or Court Order or arose out of any Action) and none of which, individually or in the aggregate, has or would have a Material Adverse Effect on the Business or the Assets.

4.15  Compliance with Law.  Seller and the conduct of the Business have not violated and are in compliance with all Regulations and Court Orders relating to the Assets or the Business or operations of Seller. Seller has not received any notice to the effect that, or otherwise been advised that, it is not in compliance with any such Regulations or Court Orders, and Seller has no reason to anticipate that any existing circumstances are likely to result in violations of any of the foregoing.

4.16  No Brokers.  Neither Seller nor any of its respective officers, directors, employees, shareholders or affiliates have employed or made any agreement with any broker, finder or similar agent or any person or firm which will result in the obligation of Buyer or any of its affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby.

4.17  No Other Agreements to Sell the Assets.  Neither Seller nor any of its respective officers, directors, shareholders or affiliates have any commitment or legal obligation, absolute or contingent, to any other person or firm other than the Buyer to sell, assign, transfer or effect a sale of any of the Assets (other than inventory in the Ordinary Course of Business), to sell or effect a sale of the capital stock of Seller, to effect any merger, consolidation, liquidation, dissolution or other reorganization of Seller, or to enter into any agreement or cause the entering into of an agreement with respect to any of the foregoing.

4.18  Proprietary Rights.

(a) Proprietary Rights.  Schedule 4.18 lists all of Seller’s Proprietary Rights. Schedule 4.18 also sets forth: (i) for each Patent, the number, normal expiration date and subject matter for each country in which such Patent has been issued, or, if applicable, the application number, date of filing and subject matter for each country, (ii) for each Trademark, the application serial number or registration number, the class of goods covered and the expiration date for each country in which a Trademark has been registered and (iii) for each Copyright, the number and date of filing for each country in which a Copyright has been filed. The Proprietary Rights listed in the Disclosure Schedule are all those used by Seller in connection with the Business. True and correct copies of all Patents (including all pending applications) owned, controlled, created or used by or on behalf of Seller or in which Seller has any interest whatsoever have been provided to Buyer.

(b) Royalties and Licenses.  Except as set forth in Schedule 4.18, Seller does not have any obligation to compensate any person for the use of any such Proprietary Rights nor has Seller granted to any person any license, option or other rights to use in any manner any of its Proprietary Rights, whether requiring the payment of royalties or not (except as provided by Seller in the Ordinary Course of Business to purchasers of its products) .

(c) Ownership and Protection of Proprietary Rights.  Seller owns or has a valid right to use each of the Proprietary Rights, and the Proprietary Rights will not cease to be valid rights of Seller by reason of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby. All of the pending Patent applications have been duly filed. Seller has not received any notice of invalidity or infringement of any rights of others with respect to such Trademarks. Seller has taken all reasonable and prudent steps to protect the Proprietary Rights from infringement by any other person. No other person (i) has the right to use any of Seller’s Trademarks on the goods on which they are now being used either in identical form or in such near resemblance thereto as to be likely, when applied to the goods of any such person, to cause confusion with such Trademarks or to cause a mistake or to deceive, (ii) has notified Seller that it is claiming any ownership of or right to use such Proprietary Rights, or (iii) to the best of Seller’s knowledge, is infringing upon any such Proprietary Rights in any way. Seller’s use of the Proprietary Rights does not and will not conflict with, infringe upon or otherwise violate the valid rights of any third party, and no Action has been instituted against or notices received by Seller that are presently outstanding alleging that Seller’s use of the Proprietary Rights infringes upon or otherwise violates any rights of a third party in or to such Proprietary Rights. There are not, and it is reasonably expected that after the Closing there will not be, any restrictions on Seller’s, or Buyer’s, as the case may be, right to sell products manufactured by Seller or Buyer, as the case may be, in connection with the Business.

4.19  Transactions with Certain Persons.  No officer, director or employee of Seller nor, to Seller’s knowledge, any member of any such person’s immediate family is presently, or within the past three (3) years has been, a party to any transaction with Seller, including without limitation, any material contract, agreement or other arrangement (a) providing for the furnishing of services by, (b) providing for the rental of real or personal property from, or (c) otherwise requiring payments to (other than for services as officers, directors or employees of Seller) any such person or corporation, partnership, trust or other entity in which any such person has an interest as a shareholder, officer, director, trustee or partner.

4.20  Tax Matters.

(a) Filing of Tax Returns.  To the extent that failure to do so would adversely affect the Assets or the Business, Seller has timely filed with the appropriate taxing authorities all material returns in respect of Taxes required to be filed through the date hereof and will timely file any such returns required to be filed on or prior to the Closing Date, and such returns are complete and accurate in all material respects.

(b) Payment of Taxes.  To the extent that failure to do so would adversely affect the Assets or the Business, all Taxes, in respect of periods beginning before the Closing Date, have been timely paid, or will be timely paid, or an adequate reserve has been established therefor, as set forth in the Disclosure Schedule or the Financial Statements.

(c) Audits, Investigations or Claims.  Except as set forth in the Disclosure Schedule, there are no pending or, to the best of Seller’s knowledge, threatened audits, investigations or claims for or relating to any material additional Liability in respect of Taxes, and there are no matters under discussion with any governmental authorities with respect to Taxes that in the reasonable judgment of Seller, or its counsel, is likely to result in a Material Adverse Effect on the Assets or the Business.

(d) Lien.  There are no liens for Taxes (other than for current Taxes not yet due and payable) on the Assets.

(e) Safe Harbor Lease Property.   None of the Assets is property that is required to be treated as being owned by any other person pursuant to the so-called safe harbor lease provisions of former Section 168(f)(8) of the Code.

(f) Security for Tax-Exempt Obligations.  None of the Assets directly or indirectly secures any debt the interest on which is tax-exempt under Section 103(a) of the Code.

(g) Tax-Exempt Use Property.  None of the Assets is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(h) Foreign Person.  Seller is not a person other than a United States person within the meaning of the Code.

4.21  Insurance.  Schedule 4.21 contains a complete and accurate list of all policies or binders of fire, liability, title, worker’s compensation, product liability (which list shall be for the past three (3) years) and other forms of insurance (showing as to each policy or binder the carrier, policy number, coverage limits, expiration dates, annual premiums, a general description of the type of coverage provided, loss experience history by line of coverage) maintained by Seller on the Business, the Assets or its employees. All insurance coverage applicable to Seller, the Business and the Assets is in full force and effect, insures Seller in reasonably sufficient amounts against all risks usually insured against by persons operating similar businesses or properties of similar size in the localities where such businesses or properties are located, provides coverage as may be required by applicable Regulation and by any and all Contracts to which Seller is a party and has been issued by insurers of recognized responsibility. There is no Default under any such coverage nor has there been any failure to give notice or present any claim under any such coverage in a due and timely fashion. There are no outstanding unpaid premiums except in the Ordinary Course of Business and no notice of cancellation or nonrenewal of any such coverage has been received. There are no provisions in such insurance policies for retroactive or retrospective premium adjustments. All products liability, general liability and workers’ compensation insurance policies maintained by Seller have been occurrence policies and not claims made policies. There are no outstanding performance bonds covering or issued for the benefit of the Seller. There are no facts upon which an insurer might be justified in reducing coverage or increasing premiums on existing policies or binders. No insurer has advised Seller that it intends to reduce coverage, increase premiums or fail to renew existing policy or binder.

4.22  Inventory.  The Disclosure Schedule contains a complete and accurate list of all Inventory set forth on the Interim Balance Sheet and the addresses at which the Inventory is located. The Inventory as set forth on the Interim Balance Sheet or arising since the Interim Balance Sheet Date was acquired and has been maintained in accordance with the regular business practices of Seller, consists of new and unused items of a quality and quantity usable or saleable in the Ordinary Course of Business within the past six months, and is valued at reasonable amounts based on the normal valuation policy of Seller at prices equal to the lower of cost or market value on a first-in-first-out basis. None of such Inventory is obsolete, unusable, slow-moving, damaged or unsalable in the Ordinary Course of Business, except for such items of Inventory which have been written down to realizable market value, or for which adequate reserves have been provided, in the Interim Balance Sheet.

4.23  Purchase Commitments and Outstanding Bids.  As of the date of this Agreement, the aggregate of all accepted and unfulfilled orders for the sale of merchandise in connection with the Business entered into by Seller is at least $150,000, and the aggregate of all orders or commitments for the purchase of supplies by Seller does not exceed $460,000, all of which orders and commitments were made in the Ordinary Course of Business. As of the date of this Agreement, there are no claims against Seller to return merchandise by reason of alleged overshipments, defective merchandise or otherwise, or of merchandise in the hands of customers under an understanding that such merchandise would be returnable. No outstanding purchase or outstanding lease commitment of Seller presently is in excess of the normal, ordinary and usual requirements of the Business or was made at any price in excess of the now current market price or contains terms and conditions more onerous than those usual and customary in the Business. There is no outstanding bid, proposal, Contract or unfilled order which relates to the Assets which will or would, if accepted, have a Material Adverse Effect, individually or in the aggregate, on the Business or the Assets or will or would, if accepted, reasonably be expected to result in a net consolidated loss to Seller.

4.24  Payments.  Seller has not, directly or indirectly, paid or delivered any fee, commission or other sum of money or item or property, however characterized, to any finder, agent, client, customer, supplier, government official or other party, in the United States or any other country, which is in any manner related to the Business, Assets or operations of Seller, which is, or may be with the passage of time or discovery, illegal under any federal, state or local laws of the United States (including without limitation the U.S. Foreign Corrupt Practices’ Act) or any other country having jurisdiction; and Seller has not participated, directly or indirectly, in any boycotts or other similar practices affecting any of its actual or potential customers and has at all times done business in an open and ethical manner.

4.25  Customers, Distributors and Suppliers.  Schedule 4.25 sets forth a complete and accurate list of the names and addresses of Seller’s (i) customers, distributors and other agents and representatives with annual sales greater than $10,000 during Seller’s last fiscal year, showing the approximate total sales in dollars by Seller to each such customer during such fiscal year; and (ii) suppliers with purchases greater than $10,000 during Seller’s last fiscal year, showing the approximate total purchases in dollars by Seller from each such supplier during such fiscal year. Since the Interim Balance Sheet Date, there has been no change in the business relationship of Seller with any customer, distributor or supplier named on Schedule 4.25 which, individually or in the aggregate, would have a Material Adverse Effect. Seller has not received any communication from any customer, distributor or supplier named on Schedule 4.25 of any intention to terminate or materially reduce purchases from or supplies to Seller.

4.26  Compliance With Environmental Laws.

(a) Definitions.  The following terms, when used in this Section 4.26, shall have the following meanings. Any of these terms may, unless the context otherwise requires, used in the singular or the plural depending on the reference.

(i) “Seller”. For purposes of this Section, the term “Seller” shall include (i) all affiliates of Seller, (ii) all partnerships, joint ventures and other entities or organizations in which Seller was at any time or is a partner, joint venturer, member or participant and (iii) all predecessor or former corporations, partnerships, joint ventures, organizations, businesses or other entities, whether in existence as of the date hereof or at any time prior to the date hereof, the assets or obligations of which have been acquired or assumed by Seller or to which Seller has succeeded.

(ii) “Release” shall mean and include any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment or the workplace of any Hazardous Substance, and otherwise as defined in any Environmental Law.

(iii) “Hazardous Substance” shall mean any pollutants, contaminants, chemicals, waste and any toxic, infectious, carcinogenic, reactive, corrosive, ignitible or flammable chemical or chemical compound or hazardous substance, material or waste, whether solid, liquid or gas, including without limitation any quantity of asbestos in any form, urea formaldehyde, PCB’s, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives, radioactive substance, waste waters, sludges, slag and any other substance, material or waste that is subject to regulation, control or remediation under any Environmental Laws.

(iv) “Environmental Laws” shall mean all Regulations which regulate or relate to the protection or clean-up of the environment, the use, treatment, storage, transportation, generation, manufacture, processing, distribution, handling or disposal of, or emission, discharge or other release or threatened release of, Hazardous Substances or otherwise dangerous substances, wastes, pollution or materials (whether, gas, liquid or solid), the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the health and safety of persons or property, including without limitation protection of the health and safety of employees. Environmental Laws shall include without limitation the Federal Water Pollution Control Act, Resource Conservation & Recovery Act (“RCRA”), Clean Water Act, Safe Drinking Water Act, Atomic Energy Act, Occupational Safety and Health Act, Toxic Substances Control Act, Clean Air Act, Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), Hazardous Materials Transportation Act and all analogous or related federal, state or local law, each as amended.

(v) “Environmental Conditions” means the introduction into the environment of any pollution, including without limitation any contaminant, irritant or pollutant or other Hazardous Substance (whether or not upon any Facility or Former Facility or other property and whether or not such pollution constituted at the time thereof a violation of any Environmental Law as a result of any Release of any kind whatsoever of any Hazardous Substance) as a result of which Seller has or may become liable to any person or by reason of which any Facility, Former Facility or any of the Assets may suffer or be subjected to any lien.

(b) Facilities.  The Facilities are, and at all times have been, and all Former Facilities were at all times when owned, leased or operated by Seller, owned, leased and operated in compliance with all Environmental Laws and in a manner that will not give rise to any Liability under any Environmental Laws. Without limiting the foregoing, (i) there is not and has not been any Hazardous Substance used, generated, treated, stored, transported, disposed of, handled or otherwise existing on, under, about or from any Facility or any Former Facility, except for quantities of any such Hazardous Substances stored or otherwise held on, under or about any such Facility in full compliance with all Environmental Laws and necessary for the operation of the Business, (ii) Seller has at all times used, generated, treated, stored, transported, disposed of or otherwise handled its Hazardous Substances in compliance with all Environmental Laws and in a manner that will not result in Liability of Seller under any Environmental Law, (iii) there is not now and has not been at any time in the past any underground or above-ground storage tank or pipeline at any Facility or Former Facility where the installation, use, maintenance, repair, testing, closure or removal of such tank or pipeline was not in compliance with all Environmental Laws and there has been no Release from or rupture of any such tank or pipeline, including without limitation any Release from or in connection with the filling or emptying of such tank, (iv) Seller does not manufacture or distribute any product in the State of California which requires the warning mandated by the California Safe Drinking Water and Toxic Enforcement Act of 1986 (“Proposition 65”), and (v) Seller has not made and has never been required to make any filing under the New Jersey Industrial Site Recovery Act or any other state law of similar effect.

(c) Notice of Violation.  Seller has not received any notice of alleged, actual or potential responsibility for, or any inquiry or investigation regarding, (i) any Release or threatened Release of any Hazardous Substance at any location, whether at the Facilities, the Former Facilities or otherwise or (ii) an alleged violation of or non-compliance with the conditions of any Permit required under any Environmental Law or the provisions of any Environmental Law. Seller has not received any notice of any other claim, demand or Action by any individual or entity alleging any actual or threatened injury or damage to any person, property, natural resource or the environment arising from or relating to any Release or threatened Release of any Hazardous Substances at, on, under, in, to or from any Facilities or Former Facilities, or in connection with any operations or activities thereat.

(d) Environmental Conditions.  There are no present or past Environmental Conditions in any way relating to the Business or at any Facility or Former Facility.

(e) Environmental Audits or Assessments.  True, complete and correct copies of the written reports, and all parts thereof, including any drafts of such reports if such drafts are in the possession or control of Seller, of all environmental audits or assessments which have been conducted at any Facility or Former Facility within the past five years, either by Seller or any attorney, environmental consultant or engineer engaged for such purpose, have been delivered to Buyer and a list of all such reports, audits and assessments and any other similar report, audit or assessment of which Seller has knowledge is included on the Disclosure Schedule.

(f) Indemnification Agreements.  Seller is not a party, whether as a direct signatory or as successor, assign or third party beneficiary, or otherwise bound, to any Lease or other Contract (excluding insurance policies disclosed on the Disclosure Schedule) under which Seller is obligated by or entitled to the benefits of, directly or indirectly, any representation, warranty, indemnification, covenant, restriction or other undertaking concerning environmental conditions.

(g) Releases or Waivers.  Seller has not released any other person from any claim under any Environmental Law or waived any rights concerning any Environmental Condition.

(h) Notices, Warnings and Records.  Seller has given all notices and warnings, made all reports, and has kept and maintained all records required by and in compliance with all Environmental Laws.

4.27  Banking Relationships.  Schedule 4.27 sets forth a complete and accurate description of all arrangements that Seller has with any banks, savings and loan associations or other financial institutions providing for checking accounts, safe deposit boxes, borrowing arrangements, and certificates of deposit or otherwise, indicating in each case account numbers, if applicable, and the person or persons authorized to act or sign on behalf of Seller in respect of any of the foregoing.

4.28  Accounts Receivable.  The accounts receivable set forth on the Interim Balance Sheet, and all accounts receivable arising since the Interim Balance Sheet Date, represent bona fide claims of Seller against debtors for sales, services performed or other charges arising on or before the date hereof, and all the goods delivered and services performed which gave rise to said accounts were delivered or performed in accordance with the applicable orders or Contracts. Said accounts receivable are subject to no defenses, counterclaims or rights of setoff and are fully collectible in the Ordinary Course of Business without cost in collection efforts therefor, except to the extent of the appropriate reserves for bad debts on accounts receivable as set forth on the Interim Balance Sheet and, in the case of accounts receivable arising since the Interim Balance Sheet Date, to the extent of a reasonable reserve rate for bad debts on accounts receivable which is not greater than the rate reflected by the reserve for bad debts on the Interim Balance Sheet.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows, which representations and warranties are, as of the date hereof, and will be, as of the Closing Date, true and correct:

5.1  Organization of Buyer.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

5.2  Authorization.  Buyer has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement and the Ancillary Agreements, to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Agreements by Buyer and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly approved by the board of directors of Buyer. No other corporate proceedings on the part of Buyer are necessary to authorize this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Buyer and is, and upon execution and delivery the Ancillary Agreements will be, legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their terms.

5.3  No Conflict or Violation.  Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance by Buyer with any of the provisions hereof, will (a) violate or conflict with any provision of the Certificate of Incorporation or Bylaws of Buyer, (b) violate, conflict with, or result in or constitute a Default under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of Buyer’s assets under, any of the terms, conditions or provisions of any contract, indebtedness, note, bond, indenture, security or pledge agreement, commitment, license, lease, franchise, permit, agreement, authorization, concession, or other instrument or obligation to which Buyer is a party, (c) violate any Regulation or Court Order, except, in the case of each of clauses (a), (b) and (c) above, for such violations, Defaults, terminations, accelerations or creations of Encumbrances which, in the aggregate, would not have a Material Adverse Effect on the business of Buyer or its ability to consummate the transactions contemplated hereby.

5.4  Consents and Approvals.  Except as set forth on Exhibit H hereto, no notice to, declaration, filing or registration with, or authorization, consent or approval of, or permit from, any domestic or foreign governmental or regulatory body or authority, or any other person or entity, is required to be made or obtained by Buyer in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

5.5  No Brokers.  Neither Buyer nor any of its officers, directors, employees, shareholders or affiliates has employed or made any agreement with any broker, finder or similar agent or any person or firm which will result in the obligation of Seller or any of their respective affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby.

ARTICLE VI

COVENANTS OF SELLER AND BUYER

Seller and Buyer each covenant with the other as follows:

6.1  Further Assurances.  Upon the terms and subject to the conditions contained herein, the parties agree, both before and after the Closing, (i) to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, (ii) to execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the transactions contemplated hereunder, and (iii) to cooperate with each other in connection with the foregoing. Without limiting the foregoing, the parties agree to use their respective best efforts (A) to obtain all necessary waivers, consents and approvals from other parties to the Contracts and Leases to be assumed by Buyer; provided, however that Buyer shall not be required to make any payments, commence litigation or agree to modifications of the terms thereof in order to obtain any such waivers, consents or approvals, (B) to obtain all necessary Permits as are required to be obtained under any Regulations, (C) to defend all Actions challenging this Agreement or the consummation of the transactions contemplated hereby, (D) to lift or rescind any injunction or restraining order or other Court Order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, (E) to give all notices to, and make all registrations and filings with third parties, including without limitation submissions of information requested by governmental authorities, and (F) to fulfill all conditions to this Agreement. In addition, each party will commence all action required under this Section 6.1 as promptly as possible after the date of this Agreement to allow the transactions contemplated hereunder to be consummated by the Closing Date.

6.2  No Solicitation.

(a) No Solicitation.  From the date hereof through the Closing or the earlier termination of this Agreement, Seller shall not, and shall cause its Representatives (including without limitation investment bankers, attorneys and accountants), not to, directly or indirectly, enter into, solicit, initiate or continue any discussions or negotiations with, or encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any other way with, any corporation, partnership, person or other entity or group, other than Buyer and its Representatives, concerning any sale of all or a portion of the Assets or the Business, or all or substantially all the shares of capital stock of Seller, or any merger, consolidation, liquidation, dissolution or similar transaction involving Seller (each such transaction being referred to herein as a “Proposed Acquisition Transaction”). Seller and its subsidiaries shall not, directly or indirectly, through any officer, director, employee, representative, agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) or entity relating to any Proposed Acquisition Transaction or participate in any negotiations regarding, or furnish to any other person any information with respect to Seller or any of its subsidiaries for the purposes of, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to seek or effect a Proposed Acquisition Transaction. Notwithstanding the foregoing, prior to the Closing the Company may (A) provide access to its properties and Books and Records in response to a request therefor by a corporation, partnership, person or other entity or group which has made an unsolicited bona fide written proposal regarding a Proposed Acquisition Transaction or (B) engage in any negotiations or discussions with any corporation, partnership, person or other entity or group which has made an unsolicited bona fide written proposal regarding a Proposed Acquisition Transaction, if and only to the extent that prior to taking any of the actions set forth in clauses (A) or (B) with respect to an Proposed Acquisition Transaction, (x) the Company’s Board of Directors shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to take such action would violate the fiduciary duties of the Company’s Board of Directors under applicable law and that such Proposed Acquisition Transaction constitutes or is reasonably likely to result in a Superior Proposal from the party that made the proposal for a Proposed Acquisition Transaction and (y) the Company shall have informed the Buyer promptly following the taking by it of any such action. Seller hereby represents that it is not now engaged in discussions or negotiations with any party other than Buyer with respect to any Proposed Acquisition Transaction. Seller shall notify Buyer promptly (orally and in writing) if any written proposal for a Proposed Acquisition Transaction, or any inquiry or contact with any person with respect thereto, is made and shall provide Buyer with a copy of such offer and shall keep Buyer informed of the status of any negotiations regarding such offer. Nothing contained in this Agreement shall prohibit the Company or the Company’s Board of Directors from taking and disclosing to the Company’s stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Securities Exchange Act of 1934, as amended, or from making any disclosure required by applicable law with regard to a Proposed Acquisition Transaction. Seller agrees not to release any third party from, or waive any provision of, any confidentiality or standstill agreement to which Seller is a party.

(b) Notification.  Seller will immediately notify Buyer if any discussions or negotiations are sought to be initiated, any inquiry or proposal is made, or any information is requested with respect to any Proposed Acquisition Transaction and notify Buyer of the terms of any proposal which it may receive in respect of any such Proposed Acquisition Transaction, including without limitation the identity of the prospective purchaser or soliciting party.

6.3  Notification of Certain Matters.  From the date hereof through the Closing, Seller shall give prompt notice to Buyer of (a) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty contained in this Agreement or in any exhibit or schedule hereto to be untrue or inaccurate in any material respect and (b) any failure of Seller, any of its affiliates or Representatives to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any exhibit or schedule hereto; provided, however, that such disclosure shall not be deemed to cure any breach of a representation, warranty, covenant or agreement or to satisfy any condition. Seller shall promptly notify Buyer of any Default, the threat or commencement of any Action that occurs before the Closing that Seller reasonably expects to have a material adverse affect on the Assets or the Business.

6.4  Investigation by Buyer.

Subject to the Confidentiality Agreement, from the date hereof through the Closing Date:

(a) Seller shall, and shall cause its officers, directors, employees and agents to, afford the Representatives of Buyer and its affiliates complete access at all reasonable times to the Assets for the purpose of inspecting the same, and to the officers, employees, agents, attorneys, accountants, properties, Books and Records and Contracts of Seller, and shall furnish Buyer and its Representatives all financial, operating and other data and information as Buyer or its affiliates, through their respective Representatives, may reasonably request, including an unaudited consolidated balance sheet and the related statements of income, retained earnings and cash flow for each month from the date hereof through the Closing Date within fourteen (14) calendar days after the end of each month which financial statements shall (a) be true, correct and complete, (b) be in accordance with the books and records of Seller and (c) accurately set forth the assets, Liabilities and financial condition, results of operations and other information purported to be set forth therein in accordance with generally accepted accounting principles consistently applied.

(b)(i) Buyer shall have the right, at its sole cost and expense to (A) conduct tests of the soil surface or subsurface waters and air quality at, in, on, beneath or about the Owned Real Property and the Leased Real Property, and such other procedures as may be recommended by an independent environmental consultant selected by Buyer (the “Consultant”) based on its reasonable professional judgment, in a manner consistent with good engineering practice, (B) inspect records, reports, permits, applications, monitoring results, studies, correspondence, data and any other information or documents relevant to environmental conditions or environmental noncompliance, and (C) inspect all buildings and equipment at the Owned Real Property and the Leased Real Property, including without limitation the visual inspection of the Facilities for asbestos-containing construction materials; provided, in each case, such tests and inspections shall be conducted only (1) during regular business hours; and (2) in a manner which will not unduly interfere with the operation of the Business and/or the use of, access to or egress from the Owned Real Property and the Leased Property.

(ii) Buyer’s right to conduct tests, inspect records and other documents, and visually inspect all buildings and equipment at the Owned Real Property and the Leased Real Property shall also be subject to the following terms and conditions:

(A) All testing performed on Buyer’s behalf shall be conducted by the Consultant;

(B) Seller shall have the right to accompany the Consultant as it performs testing;

(C) Except as otherwise required by law, any information concerning the Owned Real Property and the Leased Real Property gathered by Buyer or the Consultant as the result of, or in connection with, the testing shall be kept confidential in accordance with subsection (D) below and shall not be revealed to, or discussed with, anyone other than Representatives of Buyer or Representatives of Seller who agree to comply with the provisions of subsection (D) below; and

(D) In the event that any party to this Agreement or any party set forth in subsection (C) above is requested or required to disclose information described in subparagraph (b)(i), Buyer shall provide Seller or Seller shall provide Buyer, as the case may be, with prompt notice of such request so that Seller or Buyer, as the case may be, may seek an appropriate protective order or waiver by the other party’s compliance with this Agreement. If, in the absence of a protective order or the receipt of a waiver hereunder, such party is nonetheless, in the opinion of its counsel, compelled to disclose such information to any tribunal or else stand liable for contempt or suffer other censure or penalty, such party will furnish only that portion of the information which is legally required and will exercise its reasonable efforts to obtain reliable assurance that confidential treatment will be afforded to the disclosed information. The requirements of this subparagraph shall not apply to information in the public domain or lawfully acquired on a nonconfidential basis from others.

6.5  Conduct of Business.  From the date hereof through the Closing, Seller shall, except as contemplated by this Agreement, or as consented to by Buyer in writing, operate the Business in the Ordinary Course of Business and in accordance with past practice and will not take any action inconsistent with this Agreement or with the consummation of the Closing. Without limiting the generality of the foregoing, Seller shall not, and shall cause each of the Subsidiaries listed on Schedule 4.2 not to, except as specifically contemplated by this Agreement or as consented to by Buyer in writing, which consent shall not be unreasonably withheld:

(a) change or amend the Certificate of Incorporation or Bylaws of Seller;

(b) enter into, extend, materially modify, terminate or renew any Contract or Lease, except in the Ordinary Course of Business;

(c) sell, assign, transfer, convey, lease, mortgage, pledge or otherwise dispose of or encumber any material amount of the Assets, or any interests therein, except in the Ordinary Course of Business and, without limiting the generality of the foregoing, Seller will produce, maintain and sell inventory consistent with its past practices;

(d) (i) for any of the Rehired Employees (as defined in Section 6.6), take any action with respect to the grant of any bonus, severance or termination pay (otherwise than pursuant to policies or agreements of Seller in effect on the date hereof that are described on the Disclosure Schedule) or with respect to any increase of benefits payable under its severance or termination pay policies or agreements in effect on the date hereof or increase in any manner the compensation or fringe benefits of any employee or pay any benefit not required by any existing Employee Plan or policy;

(ii) adopt, enter into or amend any Employee Plan, agreement (including without limitation any collective bargaining or employment agreement), trust, fund or other arrangement for the benefit or welfare of any employee, except for any such amendment as may be required to comply with applicable Regulations; or

(iii) fail to maintain all Employee Plans in accordance with applicable Regulations;

(e) declare, set aside, make or pay any dividend or other distribution in respect of Seller’s capital stock;

(f) fail to expend funds for budgeted capital expenditures or commitments of the Business;

(g) willingly allow or permit to be done, any act by which any of the Insurance Policies may be suspended, impaired or canceled;

(h) fail to pay its accounts payable and any debts owed or obligations due to it, or pay or discharge when due any Liabilities related to the Business, in the Ordinary Course of Business;

(i) fail to maintain the Assets in substantially their current state of repair, excepting normal wear and tear or fail to replace consistent with Seller’s past practice inoperable, worn-out or obsolete or destroyed Assets;

(j) fail to comply in any material respect with all Regulations applicable to the Assets or the Business;

(k) intentionally do any other act which would cause any representation or warranty of Seller in this Agreement to be or become untrue in any material respect;

(l) fail to use its reasonable commercial efforts to (i) retain the Seller’s employees involved in the Business and (ii) maintain the Business so that such employees will remain available to Seller on and after the Closing Date, (iii) maintain existing relationships with suppliers, customers and others having business dealings with Seller related to the Business and (iv) otherwise to preserve the goodwill of the Business so that such relationships and goodwill will be preserved on and after the Closing Date;

(m) enter into any agreement, or otherwise become obligated, to do any action prohibited hereunder;

(n) enter into, renew, modify or revise any agreement or transaction with any of the Subsidiaries listed on Schedule 4.2; or

(o) make any payment of any kind whatsoever to or on behalf of any of the Subsidiaries listed on Schedule 4.2 or any officer or director of any of such Subsidiaries, pursuant to any agreement between Seller and any of such Subsidiaries or otherwise.

6.6  Employee Matters.

(a) Buyer shall extend offers of employment to those of Seller’s employees whom it desires to hire, which are identified on Schedule 4.13 (such employees are hereinafter referred to as the “Rehired Employees”), which Buyer shall determine in its sole discretion. Seller shall terminate the employment of all Rehired Employees immediately prior to the Closing and shall cooperate with and use its reasonable commercial efforts to assist Buyer in its efforts to secure satisfactory employment arrangements with those employees of Seller to whom Buyer makes offers of employment.

(b) Seller shall be solely responsible for all of the Benefit Plans and all obligations and liabilities thereunder. Buyer shall not assume any of the Benefit Plans or any obligation or liability thereunder.

(c) Nothing contained in this Agreement shall confer upon any Rehired Employee any right with respect to continuance of employment by Buyer, nor shall anything herein interfere with the right of Buyer to terminate the employment of any of the Rehired Employees at any time, with or without cause, or restrict Buyer in the exercise of its independent business judgment in modifying any of the terms and conditions of the employment of the Rehired Employees.

(d) No provision of this Agreement shall create any third party beneficiary rights in any Rehired Employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any Rehired Employee by Buyer or under any benefit plan which Buyer may maintain.

(e) For a period of one (1) year after the Closing Date, neither party shall, directly or indirectly, hire or offer employment to or seek to hire or offer employment to any employee of the other party whose employment is continued by such party after the Closing Date, unless such party first terminates the employment of such employee or gives its written consent to such employment or offer of employment.

6.7  Subsidiary Transfers.  Seller shall, and shall cause all of the Subsidiaries listed on Schedule 4.2 to, transfer all right, title and interest held by such Subsidiary in all assets used or held for use in connection with the Business of Seller to be transferred to Seller for inclusion in the Assets prior to the Closing.

ARTICLE VII

CONDITIONS TO SELLER’S OBLIGATIONS

The obligations of Seller to consummate the transactions provided for hereby are subject, in the discretion of Seller, to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by Seller:

7.1  Representations, Warranties and Covenants.  All representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date, except as and to the extent that the facts and conditions upon which such representations and warranties are based are expressly required or permitted to be changed by the terms hereof, and Buyer shall have performed and satisfied in all material respects all agreements and covenants required hereby to be performed by it prior to or on the Closing Date.

7.2  Consents; Regulatory Compliance and Approval; Stockholder Approval.  All consents, approvals and waivers from governmental authorities and other parties necessary to permit Seller to transfer the Assets to Buyer as contemplated hereby shall have been obtained (including without limitation all required third-party consents to the assignment of the Leases, Contracts and other Assets to be assigned to Buyer as set forth herein). Seller shall be satisfied that all approvals required under any Regulations to carry out the transactions contemplated by this Agreement shall have been obtained and that the parties shall have complied with all Regulations applicable to the Acquisition. Seller shall have obtained the requisite consent of its stockholders to the transactions contemplated by this Agreement at a duly convened special meeting of stockholders.

7.3  No Actions or Court Orders.  No Action by any governmental authority or other person shall have been instituted or threatened which questions the validity or legality of the transactions contemplated hereby and which could reasonably be expected to damage Seller, the Assets or the Business materially if the transactions contemplated hereby are consummated, including without limitation any Material Adverse Effect on the right or ability of Buyer to own, operate, possess or transfer the Assets after the Closing. There shall not be any Regulation or Court Order that makes the purchase and sale of the Business or the Assets contemplated hereby illegal or otherwise prohibited.

7.4  Opinion of Counsel.  Buyer shall have delivered to Seller an opinion of Buyer’s counsel, dated as of the Closing Date, in form and substance attached hereto as Exhibit O, substantially to the effect that:

(a) Incorporation.  Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware;

(b) Corporate Power and Authority.  Buyer has the necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby;

(c) Corporate Action and Enforceability.  The execution, delivery and performance of this Agreement and the Ancillary Agreements by Buyer have been duly authorized by all necessary corporate action of Buyer, and no approval of the stockholders of Buyer is required in connection therewith or, if required, such approval has been duly obtained in accordance with the provisions of Buyer’s Certificate of Incorporation and Bylaws and applicable law, and this Agreement and the Ancillary Agreements have been duly executed and delivered by Buyer, and constitute legally valid and binding obligations of Buyer, enforceable against Buyer in accordance with their terms, except as limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally or by equitable principles (whether considered in an action at law or in equity), (ii) limitations imposed by federal or state law or equitable principles upon the availability of specific performance, injunctive relief or other equitable remedies, or (iii) other customary limitations;

(d) No Breach of Contracts.  Neither the execution and delivery of this Agreement or the Ancillary Agreements by Buyer nor the consummation of the transactions contemplated hereby or thereby will (i) violate the Certificate of Incorporation or Bylaws of Buyer, (ii) cause a Default under any term or provision of any material contract to which Buyer is a party listed in such opinion, or (iii) to the knowledge of such counsel, violate any Court Order applicable to Buyer; and

(e) No Violation of Law.  Neither the execution and performance of this Agreement or the Ancillary Agreements by Buyer nor the consummation of the transactions contemplated hereby or thereby will violate or result in a failure to comply with any Regulation or Court Order, applicable to Buyer.

In rendering such opinions, such counsel may rely as they deem advisable (a) as to matters governed by the laws of jurisdictions other than states in which they maintain offices, upon opinions of local counsel satisfactory to such counsel, and (b) as to factual matters, upon certificates and assurances of public officials and officers of Buyer.

7.5  Certificates.  Buyer shall furnish Seller with such certificates of its officers and others to evidence compliance with the conditions set forth in this Article VII as may be reasonably requested by Seller.

7.6  Corporate Documents.  Seller shall have received from Buyer resolutions adopted by the board of directors of Buyer approving this Agreement, the Ancillary Agreements and the transactions contemplated hereby or thereby, certified by Buyer’s corporate secretary.

7.7  Assumption Document.  Buyer shall have executed the Assumption Document.

7.8  Ancillary Agreements.  Buyer shall have executed and delivered the Ancillary Agreements to which Buyer is a party.

ARTICLE VIII

CONDITIONS TO BUYER’S OBLIGATIONS

The obligations of Buyer to consummate the transactions provided for hereby are subject, in the discretion of Buyer, to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by Buyer:

8.1  Representations, Warranties and Covenants.  All representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date, other than such failures to be true and correct that individually or in the aggregate would not have a Material Adverse Effect and except as and to the extent that the facts and conditions upon which such representations and warranties are based are expressly required or permitted to be changed by the terms hereof, and Seller shall have performed and satisfied in all material respects all agreements and covenants required hereby to be performed by it prior to or on the Closing Date.

8.2  Consents; Regulatory Compliance and Approval.  All Permits, consents, approvals and waivers from governmental authorities and other parties necessary to the consummation of the transactions contemplated hereby and for the operation of the Business by Buyer (including, without limitation, all required third party consents to the assignment of the Leases and Contracts to be assumed by Buyer) shall have been obtained. Buyer shall be satisfied that all approvals required under any Regulations to carry out the transactions contemplated by this Agreement shall have been obtained and that the parties shall have complied with all Regulations applicable to the Acquisition.

8.3  No Actions or Court Orders.  No Action by any governmental authority or other person shall have been instituted or threatened which questions the validity or legality of the transactions contemplated hereby and which could reasonably be expected to damage Buyer, the Assets or the Business materially if the transactions contemplated hereby are consummated, including without limitation any Material Adverse Effect on the right or ability of Buyer to own, operate, possess or transfer the Assets after the Closing. There shall not be any Regulation or Court Order that makes the purchase and sale of the Business or the Assets contemplated hereby illegal or otherwise prohibited.

8.4  Opinion of Counsel.  Seller shall have delivered to Buyer an opinion of outside counsel, counsel to Seller, dated as of the Closing Date, in form attached hereto as Exhibit P, substantially to the effect that:

(a) Incorporation.  Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware; Seller is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the ownership or leasing of its property or nature of the Business requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on the Business or the Assets;

(b) Corporate Power and Authority.  Seller has the necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby; and Seller has the necessary corporate power and authority to own, lease and operate the Assets and its other properties and to conduct the Business as presently conducted;

(c) Corporate Action and Enforceability.  The execution, delivery and performance of this Agreement and the Ancillary Agreements by Seller have been duly authorized by all necessary corporate action of Seller, and this Agreement and the Ancillary Agreements have been duly executed and delivered by Seller, and no approval of the stockholders of Seller is required in connection therewith or, if required, such approval has been duly obtained in accordance with the provisions of Seller’s Certificate of Incorporation and Bylaws and applicable law, and this Agreement and each Ancillary Agreement constitute legally valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, except as limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally or by equitable principles (whether considered in an action at law or in equity), (ii) limitations imposed by federal or state law or equitable principles upon the availability of specific performance, injunctive relief or other equitable remedies, or (iii) other customary limitations;

(d) No Breach of Contracts.  Neither the execution and delivery of this Agreement or the Ancillary Agreements by Seller nor the consummation of the transactions contemplated hereby or thereby will (i) violate the Certificate of Incorporation or Bylaws of Seller, (ii) cause a Default under any term or provision of any material Contract or Lease listed in such opinion to which Seller is a party or by which the Assets are bound, or (iii) to the knowledge of such counsel, violate any Court Order applicable to Seller; and

(e) No Violation of Law.  Neither the execution and performance of this Agreement or the Ancillary Agreements by Seller nor the consummation of the transactions contemplated hereby or thereby will violate or result in a failure to comply with any Regulation or Court Order known to such counsel, applicable to Seller.

In rendering such opinions, such counsel may rely as they deem advisable (a) as to matters governed by the laws of jurisdictions other than states in which they maintain offices, upon opinions of local counsel satisfactory to such counsel, and (b) as to factual matters, upon certificates and assurances of public officials and officers of Seller.

8.5  Certificates.  Seller shall furnish Buyer with such certificates of its officers and others to evidence compliance with the conditions set forth in this Article VIII as may be reasonably requested by Buyer.

8.6  Material Changes.  Since the date of this Agreement, there shall not have occurred any event which shall have a Material Adverse Effect on the Business or the Assets.

8.7  Corporate Documents.  Buyer shall have received from Seller resolutions adopted by the board of directors of Seller approving this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, certified by Seller’s corporate secretary, as applicable.

8.8  Conveyancing Documents; Release of Encumbrances.  Seller shall have executed and delivered each of documents described in Section 3.2 hereof so as to effect the transfer and assignment to Buyer of all right, title and interest in and to the Assets and Seller shall have filed (where necessary) and delivered to Buyer all documents necessary to release the Assets from all Encumbrances, which documents shall be in a form reasonably satisfactory to Buyer’s counsel.

8.9  Permits.  Buyer shall have obtained or been granted the right to use all Permits necessary to its operation of the Business.

8.10  Other Agreements.  Seller shall have executed and delivered the Ancillary Agreements in the forms attached as exhibits hereto.

ARTICLE IX

RISK OF LOSS; CONSENTS TO ASSIGNMENT

9.1  Risk of Loss.  From the date hereof through the Closing Date, all risk of loss or damage to the property included in the Assets shall be borne by Seller, and thereafter shall be borne by Buyer. If any portion of the Assets is destroyed or damaged by fire or any other cause on or prior to the Closing Date, other than use, wear or loss in the Ordinary Course of Business, Seller shall give written notice to Buyer as soon as practicable after, but in any event within five (5) calendar days of, discovery of such damage or destruction and estimated interruption of the Business, the amount of insurance, if any, covering such Assets and/or interruption of the Business and the amount, if any, which Seller is otherwise entitled to receive as a consequence. Prior to the Closing, Buyer shall have the option, which shall be exercised by written notice to Seller within ten (10) calendar days after receipt of Seller’s notice or if there is not ten (10) calendar days prior to the Closing Date, as soon as practicable prior to the Closing Date, of (a) accepting such Assets in their destroyed or damaged condition in which event Buyer shall be entitled to the proceeds of any insurance or other proceeds payable with respect to such loss (including for the interruption of the Business, if any) and subject to Section 10.4(f), to such indemnification for any uninsured portion of such loss pursuant to Section 10.4, and the full Purchase Price shall be paid for such Assets, (b) excluding such Assets from this Agreement, in which event the Purchase Price shall be reduced by the amount allocated to such Assets, as mutually agreed between the parties or (c) if such destroyed or damaged Assets and/or interruption of the Business has an aggregate value of greater than $5,000,000, terminating this Agreement in accordance with Section 11.1. If Buyer accepts such Assets, then after the Closing, any insurance or other proceeds shall belong, and shall be assigned to, Buyer without any reduction in the Purchase Price; otherwise, such insurance proceeds shall belong to Seller.

9.2  Consents to Assignment.  Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Contract, Lease, Permit or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a third party thereto, would constitute a Default thereof or in any way adversely affect the rights of Buyer thereunder. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would affect the rights thereunder so that Buyer would not receive all such rights, Seller will cooperate with Buyer, in all reasonable respects, to provide to Buyer the benefits under any such Contract, Lease, Permit or any claim or right, including without limitation enforcement for the benefit of Buyer of any and all rights of Seller against a third party thereto arising out of the Default or cancellation by such third party or otherwise. Nothing in this Section 9.2 shall affect Buyer’s right to terminate this Agreement under Sections 8.2 and 11.1 in the event that any consent or approval to the transfer of any Asset is not obtained.

ARTICLE X

ACTIONS BY SELLER AND BUYER
AFTER THE CLOSING

10.1  Collection of Accounts Receivable and Letters of Credit.  At the Closing, Buyer will acquire hereunder, and thereafter Buyer or its designee shall have the right and authority to collect for Buyer’s or its designee’s account, all receivables, letters of credit and other items which constitute a part of the Assets, and Seller shall within two (2) business days after receipt of any payment in respect of any of the foregoing, properly endorse and deliver to Buyer any letters of credit, documents, cash or checks received on account of or otherwise relating to any such receivables, letters of credit or other items. Seller shall promptly transfer or deliver to Buyer or its designee any cash or other property that Seller may receive in respect of any deposit, prepaid expense, claim, contract, license, lease, commitment, sales order, purchase order, letter of credit or receivable of any character, or any other item, constituting a part of the Assets.

10.2  Books and Records; Tax Matters.

(a) Books and Records.  Each party agrees that it will cooperate with and make available to the other party, during normal business hours, all Books and Records, information and employees (without substantial disruption of employment) retained and remaining in existence after the Closing which are necessary or useful in connection with any tax inquiry, audit, investigation or dispute, any litigation or investigation or any other matter requiring any such Books and Records, information or employees for any reasonable business purpose. The party requesting any such Books and Records, information or employees shall bear all of the out-of-pocket costs and expenses (including without limitation attorneys’ fees, but excluding reimbursement for salaries and employee benefits) reasonably incurred in connection with providing such Books and Records, information or employees. All information received pursuant to this Section 10.2(a) shall be subject to the terms of the Confidentiality Agreement.

(b) Cooperation and Records Retention.  Seller and Buyer shall (i) each provide the other with such assistance as may reasonably be requested by any of them in connection with the preparation of any return, audit, or other examination by any taxing authority or judicial or administrative proceedings relating to Liability for Taxes, (ii) each retain and provide the other with any records or other information that may be relevant to such return, audit or examination, proceeding or determination, and (iii) each provide the other with any final determination of any such audit or examination, proceeding, or determination that affects any amount required to be shown on any tax return of the other for any period. Without limiting the generality of the foregoing, Buyer and Seller shall each retain, until the applicable statutes of limitations (including any extensions) have expired, copies of all tax returns, supporting work schedules, and other records or information that may be relevant to such returns for all tax periods or portions thereof ending on or before the Closing Date and shall not destroy or otherwise dispose of any such records without first providing the other party with a reasonable opportunity to review and copy the same.

10.3  Survival of Representations, Etc.  All of the representations, warranties, covenants and agreements made by each party in this Agreement or in any attachment, Exhibit, the Disclosure Schedule, certificate, document or list delivered by any such party pursuant hereto shall survive the Closing for a period of (and claims based upon or arising out of such representations, warranties, covenants and agreements may be asserted at any time before the date which shall be) [three (3)] years following the Closing (except with respect to the representations and warranties set forth Sections 4.20 and 4.26, which shall survive until the expiration of the applicable statute of limitations (with extensions) with respect to the matters addressed in such sections). Each party hereto shall be entitled to rely upon the representations and warranties of the other party set forth in this Agreement. The termination of the representations and warranties provided herein shall not affect the rights of a party in respect of any Claim made by such party in a writing received by the other party prior to the expiration of the applicable survival period provided herein.

10.4  Indemnifications.

(a) By Seller.  Seller shall indemnify, save and hold harmless and defend Buyer, its affiliates and subsidiaries, and its and their respective Representatives, from and against any and all costs, losses (including without limitation diminution in value), Taxes, Liabilities, obligations, damages, lawsuits, deficiencies, claims, demands, and expenses (whether or not arising out of third-party claims), including without limitation interest, penalties, costs of mitigation, losses in connection with any Environmental Law (including without limitation any clean-up or remedial action), lost profits and other losses resulting from any shutdown or curtailment of operations, damages to the environment, attorneys’ fees and all amounts paid in investigation, defense or settlement of any of the foregoing (herein, “Damages”), incurred in connection with, arising out of, resulting from or incident to (i) any breach of any representation or warranty or the inaccuracy of any representation, made by Seller in or pursuant to this Agreement; (ii) any breach of any covenant or agreement made by Seller in or pursuant to this Agreement; (iii) any Excluded Liability (iv) any Liability imposed upon Buyer by reason of Buyer’s status as transferee of the Business or the Assets directly resulting from any breach of any representation, warranty, covenant or agreement made by Seller in or pursuant to this Agreement; or (v) any Liability imposed upon Buyer related to the United States Patent Nos. 5,504,326, 5,510,613, 5,712,479, 5,625,184, 5,627,369, 5,760,393, 6,002,127, 6,057,543, 5,641,959, and 5,654,545, including any division, continuation, continuation-in-part, reexamination, reissue, or foreign equivalent or counterpart thereof, or any other patent asserted by Bruker Daltonics, Inc., Indiana University, or Applera Corp. relating to Space-Velocity Correlation Focusing or Delayed Extraction, or (vi) any Liability imposed upon Buyer related to any Patent in which a claim of infringement is made against the making, using, selling, or importation of the laser incorporated within the ProteinChip System, Series 4000 instrument as of the Closing Date.

The term “Damages” as used in this Section 10.4 is not limited to matters asserted by third parties against Seller or Buyer, but includes Damages incurred or sustained by Seller or Buyer in the absence of third party claims. Payments by Buyer of amounts for which Buyer is indemnified hereunder, and payments by Seller of amounts for which Seller is indemnified, shall not be a condition precedent to recovery. Seller’s obligation to indemnify Buyer, and Buyer’s obligation to indemnify Seller, shall not limit any other rights, including without limitation rights of contribution which either party may have under statute or common law.

(b) By Buyer.  Buyer shall indemnify and save and hold harmless and defend Seller, its respective affiliates and subsidiaries, and its respective Representatives from and against any and all Damages incurred in connection with, arising out of, resulting from or incident to (i) any breach of any representation or warranty or the inaccuracy of any representation, made by Buyer in or pursuant to this Agreement; (ii) any breach of any covenant or agreement made by Buyer in or pursuant to this Agreement; or (iii) from and after the Closing, any Assumed Liability or the operations of the Business by Buyer.

(c) Cooperation.  The indemnified party shall cooperate in all reasonable respects with the indemnifying party and such attorneys in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom; provided, however, that the indemnified party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. The parties shall cooperate with each other in any notifications to insurers.

(d) Defense of Claims.  If a claim for Damages (a “Claim”) is to be made by an indemnified party hereunder against the indemnifying party, the indemnified party shall give written notice (a “Claim Notice”) to the indemnifying party as soon as practicable after the indemnified party becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under this Section 10.4. If any lawsuit or enforcement action is filed against any party entitled to the benefit of indemnity hereunder, written notice thereof shall be given to the indemnifying party as promptly as practicable (and in any event within fifteen (15) calendar days after the service of the citation or summons). The failure of any indemnified party to give timely notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the indemnifying party demonstrates actual damage caused by such failure. The indemnifying party shall be entitled, if it so elects at its own cost, risk and expense, (i) to take control of the defense and investigation of such lawsuit or action, (ii) to employ and engage attorneys of its own choice to handle and defend the same unless the named parties to such action or proceeding include both the indemnifying party and the indemnified party and the indemnified party has been advised in writing by counsel that there may be one or more legal defenses available to such indemnified party that are different from or additional to those available to the indemnifying party, in which event the indemnified party shall be entitled, at the indemnifying party’s cost, risk and expense, to separate counsel of its own choosing, and (iii) to compromise or settle such claim, which compromise or settlement shall be made only with the written consent of the indemnified party, such consent not to be unreasonably withheld, unless the indemnifying party shall agree to pay the full amount of such settlement. If the indemnifying party fails to assume the defense of such claim within fifteen (15) calendar days after receipt of the Claim Notice, the indemnified party against which such claim has been asserted will (upon delivering notice to such effect to the indemnifying party) have the right to undertake, at the indemnifying party’s cost and expense, the defense, compromise or settlement of such claim on behalf of and for the account and risk of the indemnifying party, provided that any such settlement of claim shall be made only with the written consent of the indemnifying party unless the indemnified party shall agree to pay the full amount of such settlement. In the event the indemnified party assumes the defense of the claim, the indemnified party will keep the indemnifying party reasonably informed of the progress of any such defense, compromise or settlement.

(e) Product and Warranty Liability.  The provisions of this Section 10.4 shall cover, without limitation, all Liabilities of whatsoever kind, nature or description relating, directly or indirectly, to product liability, litigation or claims against Buyer or Seller in connection with, arising out of, or relating to products sold or shipped from the Facilities by Buyer or Seller, respectively.

(f) Brokers and Finders.  Pursuant to the provisions of this Section 10.4, each of Buyer and Seller shall indemnify, hold harmless and defend the other party from the payment of any and all broker’s and finder’s expenses, commissions, fees or other forms of compensation which may be due or payable from or by the indemnifying party, or may have been earned by any third party acting on behalf of the indemnifying party in connection with the negotiation and execution hereof and the consummation of the transactions contemplated hereby.

(g) Representatives.  No individual Representative of any party shall be personally liable for any Damages under the provisions contained in this Section 10.4. Nothing herein shall relieve either party of any Liability to make any payment expressly required to be made by such party pursuant to this Agreement.

(h) Limitation on Indemnity.  Notwithstanding the foregoing, the maximum aggregate amount of Damages Seller shall be liable pursuant to this Section 10.4 shall be Twenty Million Dollars ($20,000,000) in the aggregate; provided, however, that the maximum aggregate amount of Damages Seller shall be liable pursuant to this Section 10.4 with respect to the Seldi Patent shall be Ten Million Dollars ($10,000,000).

10.5  Bulk Sales.  It may not be practicable to comply or attempt to comply with the procedures of the “Bulk Sales Act” or similar law of any or all of the states in which the Assets are situated or of any other state which may be asserted to be applicable to the transactions contemplated hereby. Accordingly, to induce Buyer to waive any requirements for compliance with any or all of such laws, Seller hereby agrees that the indemnity provisions of Section 10.4 hereof shall apply to any Damages of Buyer arising out of or resulting from the failure of Seller or Buyer to comply with any such laws.

10.6  Covenant Not to Compete.

(a) Recitals.  Seller acknowledges and agree that Seller has technical expertise associated with the Business and is well known in the life sciences industry. In addition, Seller has valuable business contacts with clients and potential clients of the Business and with professionals in the life sciences industry. Seller’s reputation and goodwill are an integral part of its business success throughout the areas where it conducts the Business. If Seller deprives Buyer of any of Seller’s goodwill or in any manner uses its reputation and goodwill in competition with the Business, Buyer will be deprived of the benefits it has bargained for pursuant to this Agreement. Since Seller has the ability to compete with Buyer in the operation of the Business, Buyer therefore desires that Seller enter into this Covenant Not To Compete. But for Seller’s entry into this Covenant Not to Compete, Buyer would not have entered into the Purchase Agreement with Seller.

(b) Covenant Not to Compete.  Seller agrees that for a period of five (5) years after the Closing Date (the “Term”), neither Seller nor any of its respective Subsidiaries, unless acting in accordance with Buyer’s prior written consent, shall, directly or indirectly, own, manage, join, operate or control, or participate in the ownership, management, operation or control of, or be connected as a partner, consultant or otherwise with, or permit their names to be used by or in connection with, any profit or non-profit business or organization which produces, designs, conducts research on, provides, sells, distributes or markets products, goods, equipment or services which, directly competes with the Business, as conducted by Seller immediately prior to the Closing, anywhere in the world other than in the Clinical Diagnostics Market (as that term is defined in the Cross-License Agreement); it being understood that the foregoing shall not limit Seller from (a) acquiring control of any company or business which derives less than 2% of its revenues from a business which competes directly with the Business as conducted by Seller immediately prior to the Closing or (b) making passive investments of less than 2% of the outstanding equity securities in any entity listed for trading on a national stock exchange or quoted on any recognized automatic quotation system.

(c) Severability of Provisions.  If any covenant set forth in this agreement is determined by any court to be unenforceable by reason of its extending for too great a period of time or over too great a geographic area, or by reason of its being extensive in any other respect, such covenant shall be interpreted to extend only for the longest period of time and over the greatest geographic area, and to otherwise have the broadest application as shall be enforceable. The invalidity or unenforceability of any particular provision of this agreement shall not affect the other provisions hereof, which shall continue in full force and effect. Without limiting the foregoing, the covenants contained herein shall be construed as separate covenants, covering their respective subject matters, with respect to each of the separate cities, counties and states of the United States, and each other country, and political subdivision thereof, in which any of Seller or its successors now transacts any business.

(d) Injunctive Relief.  Seller acknowledges that (i) the provisions of Section 10.6(b) and (c) are reasonable and necessary to protect the legitimate interests of Buyer, and (ii) any violation of paragraphs (b) or (c) of this Section 10.6 will result in irreparable injury to Buyer, the exact amount of which will be difficult to ascertain, and that the remedies at law for any such violation would not be reasonable or adequate compensation to Buyer for such a violation. Accordingly, Seller agrees that if Seller violates the provisions of Section 10.6(b) or (c), in addition to any other remedy which may be available at law or in equity, Buyer shall be entitled to specific performance and injunctive relief, without posting bond or other security, and without the necessity of proving actual damages.

10.7  Taxes.  Subject to Section 2.6, Seller shall pay, or cause to be paid, when due all Taxes for which Seller is or may be liable or that are or may become payable with respect to all taxable periods ending on or prior to the Closing Date.

ARTICLE XI

TERMINATION

11.1  Termination.

(a) Termination.  This Agreement may be terminated at any time prior to Closing:

(i) By mutual written consent of Buyer and Seller; or

(ii) By Buyer or Seller if the Closing shall not have occurred on or before November 1, 2006; provided, however, that this right to terminate this Agreement shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of, or resulted in, the failure of such consummation to occur on or before such date;

(iii) By Buyer or Seller, if Seller’s stockholders vote not to approve the transactions contemplated by this Agreement at a duly convened special meeting of stockholders called for the purpose of approving such transactions(or any adjournment or postponement thereof); or

(iv) By Seller, if prior to the Closing and after compliance in all material respects with the applicable provisions of Section 6.2, the Company elects to enter into a binding agreement with respect to a Superior Proposal.

(b) In the Event of Termination.  In the event of termination of this Agreement:

(i) Each party will redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same;

(ii) The provisions of the Confidentiality Agreement shall continue in full force and effect;

(iii) Buyer agrees, in consideration of Seller entering into this Agreement, that in the event that (A) Seller terminates this Agreement in accordance with Section 11.1(a)(ii) as a result of the conditions to Seller’s obligations to close specified in Article VII not having been satisfied (provided that at such time all of the conditions to Buyer’s obligation to close specified in Article VIII have been satisfied by Seller or validly waived), or (B) Buyer terminates this Agreement (i) for any reason prior to November 1, 2006, or (ii) for any reason after November 1, 2006 (provided that at such time all of the conditions to Buyer’s obligation to close specified in Article VIII have been satisfied by Seller or validly waived), Buyer shall, within two (2) days after such termination, pay Seller an amount equal to Two Million Dollars ($2,000,000); and

(iv) Seller agrees, in consideration of Buyer entering into this Agreement, that in the event that (A) (i) Buyer terminates this Agreement in accordance with Section 11.1(a)(ii) as a result of the conditions to Buyer’s obligations to close specified in Article VIII not having been satisfied (provided that at such time all of the conditions to Seller’s obligation to close specified in Article VII have been satisfied by Buyer or validly waived), or (ii) Seller terminates this Agreement (a) for any reason prior to November 1, 2006, or (b) for any reason after November 1, 2006 (provided that, except in the case of termination by Seller for the reason set forth in Section 11.1(a)(iv), at such time all of the conditions to Seller’s obligation to close specified in Article VII have been satisfied by Buyer or validly waived), or (B) Buyer or Seller terminates this Agreement in accordance with Section 11.1(a)(iii) and within 9 months thereafter Seller closes a transaction in which it sells or otherwise transfers all or substantially all of the assets comprising the Business to a third party, then (if any of the events set forth in (A) or (B) occur) Seller shall, within two (2) days after such termination or closing, as applicable, pay Buyer an amount equal to Two Million Dollars ($2,000,000).

ARTICLE XII

MISCELLANEOUS

12.1  Assignment.  Neither this Agreement nor any of the rights or obligations hereunder may be assigned by either party without the prior written consent of the other party. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and no other person shall have any right, benefit or obligation under this Agreement as a third party beneficiary or otherwise.

12.2  Notices.  All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by telecopy, electronic or digital transmission method; the day after it is sent, if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., Federal Express); and upon receipt, if sent by certified or registered mail, return receipt requested. In each case notice shall be sent to:

If to Seller, addressed to:

Ciphergen Biosystems, Inc.
6611 Dumbarton Circle
Fremont, California 94555
Attention: President and CEO; and Vice President of Business Development

With a copy to:

Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304
Attention: Michael J. O’Donnell, Esq.

If to Buyer, addressed to:

Bio-Rad Laboratories, Inc.
1000 Alfred Nobel Drive
Hercules, California 94547
Attention: General Counsel

or to such other place and with such other copies as either party may designate as to itself by written notice to the party.

12.3  Choice of Law.  This Agreement shall be construed, interpreted and the rights of the parties determined in accordance with the laws of the State of California (without reference to the choice of law provisions), except with respect to matters of law concerning the internal corporate affairs of any corporate entity which is a party to or the subject of this Agreement.

12.4  Entire Agreement; Amendments and Waivers.  This Agreement, the Ancillary Agreements, together with all exhibits and schedules hereto and thereto (including the Disclosure Schedule), and the Confidentiality Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

12.5  Multiple Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.6  Expenses.  Except as otherwise specified in this Agreement, each party hereto shall pay its own legal, accounting, out-of-pocket and other expenses incident to this Agreement and to any action taken by such party in preparation for carrying this Agreement into effect.

12.7  Invalidity.  In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument.

12.8  Titles; Gender.  The titles, captions or headings of the Articles and Sections herein, and the use of a particular gender, are for convenience of reference only and are not intended to be a part of or to affect or restrict the meaning or interpretation of this Agreement.

12.9  Public Statements and Press Releases.  The parties hereto covenant and agree that, except as provided for hereinbelow, each will not from and after the date hereof make, issue or release any public announcement, press release, statement or acknowledgment of the existence of, or reveal publicly the terms, conditions and status of, the transactions provided for herein, without the prior written consent of the other party as to the content and time of release of and the media in which such statement or announcement is to be made; provided, however, that in the case of announcements, statements, acknowledgments or revelations which either party is required by law to make, issue or release, the making, issuing or releasing of any such announcement, statement, acknowledgment or revelation by the party so required to do so by law shall not constitute a breach of this Agreement if such party shall have given, to the extent reasonably possible, not less than two (2) calendar days prior notice to the other party, and shall have attempted, to the extent reasonably possible, to clear such announcement, statement, acknowledgment or revelation with the other party. Each party hereto agrees that it will not unreasonably withhold any such consent or clearance. Notwithstanding the foregoing, the parties agree to issue a mutually agreed upon joint press release on or about the date of execution of this Agreement announcing the existence of this Agreement and the transactions contemplated herein.

12.10  Cumulative Remedies.  All rights and remedies of either party hereto are cumulative of each other and of every other right or remedy such party may otherwise have at law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

12.11  Service of Process, Consent to Jurisdiction.

(a) Service of Process.  Each parties hereto irrevocably consents to the service of any process, pleading, notices or other papers by the mailing of copies thereof by registered, certified or first class mail, postage prepaid, to such party at such party’s address set forth herein, or by any other method provided or permitted under California law.

(b) Consent and Jurisdiction.  Each party hereto irrevocably and unconditionally (1) agrees that any suit, action or other legal proceeding arising out of this Agreement may be brought in the United States District Court for the Northern District of California or, if such court does not have jurisdiction or will not accept jurisdiction, in any court of general jurisdiction in Contra Costa County, California; (2) consents to the jurisdiction or any such court in any such suit, action or proceeding; and (3) waives any objection which such party may have to the laying of venue of any such suit, action or proceeding in any such court.

12.12  Attorneys’ Fees.  If any party to this Agreement brings an action to enforce its rights under this Agreement, the prevailing party shall be entitled to recover its costs and expenses, including without limitation reasonable attorneys’ fees, incurred in connection with such action, including any appeal of such action.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on their respective behalf, by their respective officers thereunto duly authorized, all as of the day and year first above written.

CIPHERGEN BIOSYSTEMS, INC.	BIO-RAD LABORATORIES, INC.

By: /s/ /s/ Gail S. Page	By: /s/ /s/ Sanford Wadler

Name: Gail S. Page	Name: Sanford Wadler

Title: President and CEO	Title: Vice President and General Counsel